FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2005
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Q2 F2005
Quarter Ended 31 December 2004
News Release Q2 F2005 Results - unaudited
Attributable gold production up 4% and operating profit up 40%
JOHANNESBURG. 31 January 2005
- Gold Fields Limited (NYSE & JSE: GFI) today
announced December 2004 quarter operating profit of R637 million compared with R456 million in the September 2004 quarter and R545 million for the December quarter of 2003. In US dollar terms the December 2004 quarter operating profit was US$103 million compared with US$72 million in the September 2004 quarter and US$80 million for the December quarter of 2003. Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items was R101 million, significantly up on the previous quarter:
December 2004 quarter salient features:
·
·
·
·
·
Attributable gold production increased 4 per cent to 1,048,000 ounces, with Tarkwa increasing by 34 per cent;
Costs were again well controlled, with total cash costs down over 2 per cent to R64,921 per kilogram (US$330 per ounce);
Costs at the South African operations were down 2 per cent to R71,949 per kilogram;
Operating profit of R637 million (US$103 million) achieved, 40 per cent higher than last quarter and 86 per cent higher at the South African operations;
St Ives and Tarkwa mills were commissioned during the quarter and work on Arctic Platinum Project in Finland and Cerro Corona Project in Peru is continuing;
Ian Cockerill,
Chief Executive Officer of Gold Fields said:
"Despite the distraction of Harmony's hostile bid Gold Fields again delivered a solid operational performance, consistent with guidance provided for the second quarter.
As forecast, operating profit for the December 2004 quarter increased by 40 per cent. This was largely as a result of the flow-through of benefits from sustainable revenue enhancement and cost reduction projects implemented specifically at the South African operations over the past year together with an excellent performance from Tarkwa. The performance at Tarkwa stems from the implementation of the two major projects - owner mining and the new CIL plant - which have successfully been brought on line over the past 2 quarters. Total attributable gold production increased by 4 per cent, as did the production at the South African operations. Rand per kilogram unit costs again declined and total rand per ton costs declined by more than 5 per cent, despite continuing inflation pressures. The Group margin increased from 17 per cent to more than 20 per cent, while the margin for the South African operations was restored to double digits.
It is particularly pleasing to note that the South African operations
' operating costs for the December 2004 quarter have reduced by more than 2 per cent when compared with the December 2003 quarter. This is despite the increase in gold production and a 7 per cent wage increase in June 2004.
Gold Fields is in excellent shape with all operations delivering to expectations. Performance for the third quarter, traditionally a difficult period as it includes the effects of the Christmas break, is expected to improve yet again."
Stock data
Number of shares in issue
- at end December 2004
492,025,801
- average for the quarter
491,907,010
Free Float
100%
ADR Ratio
1:1
Bloomberg / Reuters
GFISJ / GFLJ.J
JSE Securities Exchange South Africa-(GFI)
Range - Quarter
ZAR69.10 - ZAR94.02
Average Volume - Quarter
1,827,766 shares / day
NYSE - (GFI)
Range - Quarter
US$12.27 - US$15.24
Average Volume - Quarter
1,765,881 shares / day
SA Rand
US Dollars
Six months to
Quarter
S a l i e n t   f e a t u r e s
Quarter
Six months to
Dec
2003
Dec
2004
Dec
2003
Sept
2004
Dec
2004
Dec
2004
Sept
2004
Dec
2003
Dec
2004
Dec
2003
64,779
63,916
32,480        31,317        32,599
kg Gold produced* (000) oz
1,048
1,007         1,045         2,055
2,083
67,277
65,700
66,991        66,516        64,921
R/kg Total cash costs $/oz
330
325            308           327
295
23,137
22,866
11,640        11,043        11,823
000                  Tons
milled                 000
11,823
11,043        11,640       22,866
23,137
85,511
83,381
84,842        81,815        84,872
R/kg                    Revenue                    $/oz
431
400            390           416
375
203
205
202            212            198
R/ton             Operating
costs              $/ton               32
33              30            33
29
1,114
1,093
545            456            637
Rm               Operating
profit              $m                103
72              80
175
157
19
19
19             17              22
%                 Operating
margin              %                   22
17              19            19
19
699
182
277            102              80
Rm                                                      $m
13
16              42            29
98
146
37
57             21              16
SA c.p.s.
Net earnings
US c.p.s.
3
3               9              6
21
413
147
249            102              45
Rm                                                      $m
8
16              36            24
58
86
30
51             21                9
SA c.p.s.
Headline earnings
US c.p.s.
2
3               7              5
12
247
95
111             (6)             101
Rm                                                      $m
16
(1)              17            15
35
52
19
23             (1)              20
SA c.p.s.
Net earnings
excluding gains and
losses on financial
instruments and
foreign debt net of
cash and exceptional
items
US c.p.s.
3
-               3             3

*Attributable - All companies wholly owned except for Ghana (71.1%).

Q2F2005

Commentary
Health and Safety

During the quarter the fatal injury frequency rate regressed from 0.13 to 0.16, the lost day injury frequency rate regressed from 12.5 to 13.2, while the serious injury frequency rate improved from 6.7 to 6.1

While the improvement in the serious injury frequency rate is commendable, the deterioration in the fatal and lost day injury frequency rates is a source of concern. Management attention is focused on these metrics. The Du Pont Health and Safety Review report, which focused on industry best practice at both the South African and International operations, was submitted to management, and the recommendations from this report are being reviewed for implementation by the operations.

Beatrix continued its good performance into the December quarter by achieving one million fatality free shifts for the whole mine. Kloof also achieved a million fatality free shifts during this quarter.

Financial Review
Q u a r t e r   e n d e d   3 1   D e c e m b e r   2 0 0 4 c o m p a r e d   w i t h   q u a r t e r   e n d e d
3 0   S e p t e m b e r   2 0 0 4
R e v e n u e

Attributable gold production increased by 4 per cent to 1.048 million ounces in the December 2004 quarter as forecast, from 1.007 million ounces achieved during the September 2004 quarter. The contribution from the South African operations increased 4 per cent to 726,000 ounces. The international operations increased 5 per cent to 322,000 ounces. However, while all the South African operations were similar to forecast, the international operations exceeded forecast as a result of a higher than planned increase at Tarkwa due to the early commissioning of the new mill, partially offset by the lower production from St Ives due to lower availability of the old mill.

The higher US dollar gold price achieved for the December quarter (US$431 per ounce, compared with US$400 per ounce in the September quarter) was partially offset by the strengthening of the rand against the US dollar, from an average of R6.36 to R6.12 quarter on quarter. As a result, the rand gold price increased 4 per cent, from R81,815 per kilogram in the September quarter to R84,872 per kilogram in the December quarter.

The higher production, combined with the higher rand gold price achieved, resulted in revenue increasing from R2,705 million (US$425 million) to R2,946 million (US$480 million) this quarter.

O p e r a t i n g   c o s t s

Operating costs for the December quarter, at R2,341 million (US$382 million), were virtually unchanged when compared with the September quarter's R2,336 million (US$367 million). This was despite an increase in tons processed.

Costs at the South African operations were R1,687 million (US$275 million), which was 1 per cent higher than reported costs in the previous quarter of R1,664 million (US$262 million) in line with the increase in tons milled. Underground unit costs remained constant at R557 per ton.

At the international operations, costs were R654 million (US$107 million), which was 3 per cent lower than the R672 million (US$106 million) reported in the September quarter. However, if gold in process adjustments are taken into account costs were slightly higher, in line with the increased gold production.

The net gold inventory credit to costs for the December quarter amounted to R33 million (US$6 million) compared with a credit to costs of R87 million (US$14 million) the previous quarter. The release of gold in process at Tarkwa and Agnew was more than offset by a build up of stockpile at St Ives to feed the new mill. The release at Tarkwa was due to a release of gold from the heap leach pads.

O p e r a t i n g   p r o f i t   m a r g i n
The net effect of the increased revenue and higher costs, after taking account of gold in process movements, was an operating profit of R637 million (US$103 million). This is 40 per cent higher than the R456 million (US$72 million) achieved in the September quarter. The Group margin increased to 22 per cent from 17 per cent in the September quarter and the South African margin increased from 7 per cent to 12 per cent. The margin at the international operations was 40 per cent compared to 36 per cent in the previous quarter.
A m o r t i s a t i o n
Amortisation of R379 million (US$62 million) for the December quarter is virtually unchanged when compared with the September quarter's R371 million (US$58 million). Amortisation at the South African operations increased by R6 million (US$1 million) mainly due to the increased production at Kloof. At the international operations amortisation at Tarkwa increased by 52 per cent to R64 million (US$10 million) primarily due to the full implementation of the new mining fleet and the increased volumes. Amortisation at St Ives decreased 22 per cent to R80 million (US$13 million) due to the lower mining volumes which peaked last quarter.
O t h e r   i n c o m e

Net interest and investment income after taking account of interest paid was constant at R16 million (US$3 million) for the quarter.

Gains on foreign debt and cash amounted to R5 million (US$1 million). This compares to R16 million (US$3 million) in the September quarter. Both these amounts were due to exchange gains on 164 million held offshore arising from an international private placement undertaken in November 2003. These funds are now held in US dollar, in an offshore account.

The gain on financial instruments of R147 million (US$24 million) compared to a similar gain of R152 million (US$24 million) in the September quarter and included a marked to market gain on the Mvela interest rate swap of R140 million (US$23 million), a loss on the Tarkwa rand/US dollar forward cover of R23 million (US$4 million) and a R30 million (US$5 million) gain on the Australian dollar/US dollar call options.

The interest rate swap was established in relation to the loan from Mvela Gold and converted a fixed interest rate exposure to a floating rate. This instrument was established as short-term rates were significantly lower than long-term rates and the resultant upward sloping yield curve was expected to prevail for some time. This strategy is yielding positive results as the marked to market value of the swap at the end of December 2004 was a positive R259 million. Of this, R206 million was accounted for in the income statement and the balance of R53 million has been hedge accounted and credited to that portion of the loan that is regarded as debt for accounting purposes. There has been a positive movement on the interest rate swap for the year to date of R287 million of which R147 million was accounted for in the September quarter, leaving a balance of R140 million which was accounted for in the December quarter. In addition, the settlement gain on the swap for the December quarter (i.e. the gain realised during the quarter) was R23 million. The settlement gain for the year to date amounts to R54 million. A further settlement gain of R22 million has been locked in for the three-month period to March 2005. More details on these financial instruments are given on page 11 of this report.

Exploration expenditure decreased from R55 million (US$9 million) to R39 million (US$7 million) in the December quarter. This was due to timing of expenditure which should return to prior levels next quarter.

The exceptional loss this quarter of R109 million (US$18 million) was primarily as a result of costs relating to the failed IAMGold deal of R65 million (US$10 million), the cost of defending the Harmony hostile bid of R83 million (US$13 million), which was partially offset by a profit on the sale of investments of R39 million (US$6 million). Costs for the hostile bid include those billed to the end of December plus an estimate of costs not yet billed. For the September quarter there were no exceptional items.

T a x a t i o n
A taxation charge of R135 million (US$22 million) in the December quarter compared with R86 million (US$14 million) in the September quarter. This increase is in line with the higher operating profits.
E a r n i n g s

After accounting for minority interests, earnings amounted to R80 million (US$13 million) or 16 SA cents per share (US$0.03 per share), compared with R102 million (US$16 million) or 21 SA cents per share (US$0.03 per share) in the previous quarter. The main reason for this decrease was the cost of the failed IAMGold transaction and the cost relating to the defence of the Harmony hostile bid, partially offset by the increase in operating profit.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, amounted to R45 million (US$8 million) or 9 SA cents per share (US$0.02 per share) compared with R102 million (US$16 million) or 21 SA cents per share (US$0.03 per share) last quarter. The difference between net earnings and headline earnings is due to the after tax profit from the sale of investments amounting to R35 million (US$6 million).

Earnings, excluding exceptional items as well as net gains on financial instruments and foreign debt net of cash amounted to R101 million (US$16 million) or 20 SA cents per share (US$0.03 per share) compared with a loss of R6 million (US$1 million) or negative 1 SA cent per share (US$0.00 per share) reported last quarter.

C a s h   f l o w

Cash flow from operating activities for the quarter was R233 million (US$40 million), compared with operating cash flow in the September quarter of R198 million (US$31 million). The increase in cash flow reflects the higher revenue, offset by an increase in working capital associated with reduced amounts payable due to the timing of salary payments as well as payments associated with the St Ives mill.

Capital expenditure amounted to R528 million (US$87 million) compared with R755 million (US$119 million) in the September quarter. The decrease is mainly due to the completion of the owner mining project in Tarkwa and the commissioning of the mills at St Ives and Tarkwa in December and October 2004 respectively. Expenditure at the South African operations was R163 million (US$27 million). A significant portion of this expenditure was directed at the major projects with R31 million at 1 tertiary and 5 shaft at Driefontein, R24 million at Kloof 4 shaft and R34 million at Beatrix 3 shaft. The Australian operations incurred capital expenditure of R198 million (A$43 million). The mill project at St. Ives accounted for R60 million (A$13 million) of this expenditure as compared to R186 million (A$41 million) in the September quarter. The remaining expenditure on this project, which will be spent

Q2F2005

during the March quarter, amounts to A$7 million. At Agnew R28 million (A$6 million) was spent on the Songvang project - refer to the Agnew commentary for more detail. At the Ghanaian operations, capital expenditure amounted to R138 million (US$23 million). R78 million (US$13 million) was spent on the new mill and on the project to convert from contract mining to owner mining at Tarkwa. This compares with R165 million (US$26 million) in the previous quarter. Major projects are still forecast to be in line with approved votes.

Proceeds from the sale of assets amounted to R37 million (US$6 million), R20 million (US$3 million) from the sale of tenements in Australia and the balance of R17 million from the sale of a winder at Driefontein. Proceeds on the sale of our investment in Zijin Mining Group Company Limited amounted to R88 million (US$14 million) and a R17 million (US$3 million) loan was received from our partner (IDC) in the social development project "Living Gold" - the rose growing project.

Net cash outflow for the quarter was R167 million (US$26 million). The cash balance at the end of the December quarter was R2,978 million (US$522 million) which has declined from R3,409 million (US$524 million) at the end of September.

Detailed and Operational Review
G r o u p   o v e r v i e w

Attributable gold production for the December 2004 quarter increased 4 per cent to 1,048,000 ounces when compared with the September quarter. Attributable production from the South African operations at 726,000 ounces accounts for 69 per cent of the Group's total attributable production.

At the South African operations, there was a 4 per cent increase on the previous quarter. The increase at Driefontein of 4,200 ounces was due to increased surface tonnage. At Kloof, the increase of 14,000 ounces was due to increased underground tonnage at a slightly higher yield and at Beatrix the increase of 7,500 ounces was due to the improved underground yield from 4.4 to 4.7 grams per ton. Operating profit at the South African operations almost doubled from R120 million (US$19 million) to R224 million (US$36 million), as a consequence of the increased production at lower unit costs and the higher rand gold price.

Production from the Australian operations decreased 8 per cent to 155,600 ounces mainly due to lower volumes processed at the old St Ives mill. Operating profit from the Australian operations decreased quarter on quarter in rand terms from R143 million (A$32 million, US$22 million) to R108 million (A$24 million, US$18 million), primarily as a result of the decreased production at St Ives and a lower GIP credit. The Ghanaian operations showed a 21 per cent increase in attributable gold production to 166,600 ounces due to the commissioning of the new mill at Tarkwa and increased production from the heaps. Tarkwa increased gold production by 34 per cent while Damang was marginally lower as forecast, due to a reduction in the high grade ore from the main pit. Ghana contributed operating profit of R305 million (US$50 million), 56 per cent up on the previous quarter's operating profit. This is in line with the increase in gold production and the 8 per cent increase in the gold price from US$400 per ounce to US$434 per ounce this quarter.

The international operations contributed R413 million (US$67 million) or 65 per cent of the total operating profit of R637 million (US$104 million). This compares with R336 million (US$53 million) or 74 per cent of the total operating profit of R456 million (US$72 million) last quarter.

Group ore processed increased from 11.04 million tons to 11.82 million tons as surface tons increased 9 per cent. This increase was mainly at Tarkwa and was in line with a build up of production to provide feed to the new mill. The overall yield decreased from 3.0 grams per ton in the September quarter to 2.9 grams per ton in the current quarter due to the increase in the lower yielding surface tonnage. Total cash costs in rand terms reduced by over 2 per cent from R66,516 per kilogram to R64,921 per kilogram. In US dollar terms, total cash costs increased 2 per cent to US$330 per ounce, compared with US$325 per ounce last quarter, due to the stronger rand. Operating cost per ton at R198 was 7 per cent below last quarter due to the increase in the surface tons at Tarkwa at a lower average cost.

S o u t h   A f r i c a n   o p e r a t i o n s

During the September 2003 quarter management took a view that the South African currency would remain stronger for longer. As a result it was decided to reposition the South African operations. As previously reported this was presented as reverting from the "Wal-Mart" strategy (more volume at lower grade) to the "SAKS 5th Avenue" strategy (less volume at higher grade).

To support this switch in strategy, management introduced an initiative called Project 500, which, in turn, was split into two sub-projects called: Project 100 and Project 400.

During December 2004, the first phase of Project 100 was successfully completed. The project focused on reducing the consumption of stoping, development and engineering material via improved benchmarks and standards. Cumulative benefits against the baseline for the period February 2004 to December 2004 are R100 million. The baseline is the average monthly unit stores costs over the period May 2003 to October 2003. Of this R100 million, R30 million was realised in the previous financial year and the balance of R70 million was realised in the first six months of F2005. Extrapolating this R70 million saving for the full 12 months of F2005, a saving of R140 million is forecast. This is 40 per cent above targeted savings. The costs have not been normalised for inflation, which based on the basket of prices for the six month period to December 2004 is 6 per cent. These savings have significantly contributed to the 1 per cent reduction in operating costs at the South African operations based on a comparison of the December 2004 quarter against the comparative quarter in the prior financial year. These savings have been achieved notwithstanding the above-inflation wage increases.

Project Beyond was established to ensure that supply chain management was in line with international best practice at Gold Fields Shared Services (GFSS). Savings of up to 10 per cent are targeted on stores spend of around R3 billion per annum. In order to achieve these savings stores items have been placed into several blocks. The analysis of block one, which addressed R345 million of the R3 billion spend, was completed by December 2004, with contractual savings of R41 million per annum achieved. These cost savings are expected to be realised over the next 12 months. Targeting of the second block of identified commodities started in January 2005 and will address a further R438 million of the R3 billion spend. Based on early estimates the potential annual savings against contract appears to be in the region of an additional R43 million. This block is expected to be completed by March 2005 with actual benefits realised in the next financial year. The methodologies employed to achieve these savings include:
Larger numbers of suppliers included in the bid process;
·
·
·
·
·
The use of electronic reverse auction technologies;
Extensive research into supplier markets;
Long-term contracts and partnering arrangements;
Larger lot sizes.

None of these methodologies impact negatively on suppliers. The approach is based on partnership, benefit sharing and continuous improvement. Similar projects for the Australian and Ghanaian operations are in a planning phase.

Other projects include the growth of Black-owned businesses within the supplier base, which is a key objective of Gold Fields. In December 2004, 29 per cent of procurement spend was directed at BEE companies, well in excess of the targets set by most mining groups in South Africa. Furthermore, currently 70 per cent of Gold Fields' top ten suppliers are BEE companies.

In addition, Gold Fields has demonstrated its commitment to the use of local suppliers: 82 per cent of BEE suppliers are located in the same municipal or provincial area as the Gold Fields operation.

Gold Fields' proficiency in procurement is widely recognized within the mining industry. During October 2004, GFSS received a Gold Award for Logistics Excellence from a forum of SA logistics professional societies. No other mining company has received such an award.

Project 400 aims to optimise revenue such that an additional R400 million is generated per annum. The aim is to improve the quality and quantity of our outputs by replacing surface tonnage to the plant with increased tonnage from underground and ensuring output of a better quality.

This strategy is delivering results. Underground grades have moved closer to life of mine averages and where practical surface tonnage at all South African operations has been replaced by underground tonnage. Paylimits are also in line with project parameters. Gold Fields continues to prudently manage its ore reserves and is not high grading as the table below clearly shows.

Quarter ended
Dec
2003
Mar
2004
Jun
2004
Sep
2004
Dec
2004
Driefontein:
Life of mine head grade as per the 2003 and 2004 annual report
8.7      8.7       8.7
8.1
8.1
Life of mine head grade adjusted for estimated metallurgical recoveries
8.4      8.4       8.4
7.8
7.8
Driefontein (underground yields achieved)
7.5
8.6
8.5
8.1
8.1
Kloof:
Life of mine head grade as per the 2003 and 2004 annual report
9.8      9.8      9.8
10.5
10.5
Life of mine head grade adjusted for estimated metallurgical recoveries
9.5      9.5      9.5
10.2
10.2
Kloof (underground yields achieved)
8.6
10.0
9.5
9.1
9.2
Beatrix:
Life of mine head grade as per the 2003 and 2004 annual report
5.1       5.1      5.1
5.5
5.5
Life of mine head grade adjusted for estimated metallurgical recoveries
4.9       4.9      4.9
5.3
5.3
Beatrix (underground yields achieved)
4.7
4.5
4.7
4.4
4.7
Project 400 will reinstate more respectable margins at current prices and aims to achieve the following at Driefontein, Kloof and Beatrix:
Driefontein
·
·
·
·
·
·
Mine in a range of between 1,900 and 2,100 centimetre grams per ton ("cmg/t"). This translates to an estimated underground recovered yield of above 8.0 grams per ton.
Maintain the production profile at + 1 million ounces per annum.
Kloof
Mine in a range of between 2,200 and 2,350 cmg/t. This translates to an estimated underground recovered yield of above 9.0 grams per ton.
Maintain the production profile at + 1 million ounces per annum.
Beatrix
Mine in a range of between 1,000 and 1,100 cmg/t at the north and south operations and in a range of between 1,400 and 1,500 cmg/t at number 4 shaft. This translates to an estimated combined underground recovered yield of 4.8 grams per ton.
Maintain the production profile of +600 thousand ounces per annum.

Q2F2005

R 7 8 , 0 0 0   p e r   k i l o g r a m   p l a n
As a result of the decrease in the rand gold price to below R80,000 per kilogram in July 2004 a new mining plan was drawn up at a gold price of R78,000 per kilogram. Due to the volatility in the gold price and exchange rates, which saw the gold price once again below R80,000 per kilogram late in December 2004, this plan continues to be the template for current and future production in conjunction with project 500. The plan includes capital reassessment, sourcing higher grade material to replace surface material, contractor reduction and mine restructuring, amongst others.
G e n e r a l

The South African operations have, over the past 4 years undergone extensive restructuring and renewal to reposition for the future. On each of our operations, we have invested significantly in the construction and development of new long life shafts. At Driefontein, capital has been invested into 5 east and 1 tertiary shafts; at Kloof the new 4 shaft; and at Beatrix the new 3 shaft. In addition, our metallurgical plants have been upgraded. Environmental conditions at all shafts have and are being improved through the ongoing lowering of temperatures, and infrastructure bottlenecks are being resolved. Over this period Gold Fields has also invested significantly in the development of its ore bodies, with all the key long life shafts now having an average of 20 months of mineable developed ore reserves in place. All these measures should further improve the profitability and strengthen the margins across each operation.

During January 2005 an additional R24 million of Continuation and Widow Members (CAWMS) were bought out of the scheme at a premium of 15 per cent to the actuarial valuation. The residual liability is now only R21 million compared to an amount in excess of R200 million prior to the commencement of the buy-back.

During the quarter additional shifts were again worked-in so that stockpiles could be built up to ensure continuous milling over the Christmas period. Over 100,000 tons of underground ore were stockpiled at the South African operations and subsequently processed over the Christmas break.

D r i e f o n t e i n
December 2004
September 2004
Gold produced
- 000'ozs
287.7
283.5
Yield - underground
- g/t
8.1
8.1
- combined
- g/t
5.4
5.7
Total cash costs
- R/kg
67,114
67,419
-
US$/oz
341
330

Gold production at Driefontein increased by 2 per cent to 287,700 ounces quarter on quarter. This improvement was attributable to an increase in surface tons treated as the number 1 plant mills operate closer to design capacity. Although underground tons did improve marginally, the underground mining mix was negatively influenced by an increase in seismic activity at 5 shaft complex and 1 shaft complex. Ore milled increased by 103,000 tons or 7 per cent to 1,647,000 tons when compared with the September quarter. Underground and surface yields remained constant quarter on quarter at 8.1 and 1.8 grams per ton respectively. Metallurgical plant modifications at number 1 SAG mill at one plant, scheduled in the December quarter, have been successfully completed. Modifications to the number 2 SAG mill have been scheduled for the March quarter and should not present a risk to the forecast performance.

Operating costs increased marginally to R625 million (US$102 million) from R622 million (US$98 million) in the September quarter due to the increase in surface tons processed. Underground rand per ton decreased 3 per cent to R602 per ton, while surface unit costs increased from R58 to R75 per ton quarter on quarter due to increased screening of material. Total cash costs reduced to R67,114 per kilogram from R67,419 per kilogram and in US dollar terms, increased by 3 per cent from US$330 per ounce to US$341 per ounce. The increase in dollar terms is in line with a strengthening rand.

Operating profit increased from R99 million (US$16 million) to R135 million (US$22 million) in the current quarter. The two main contributors were the 4 per cent increase in the rand gold price and the higher gold production.

Capital expenditure increased from R31 million (US$5 million) in the previous quarter to R42 million (US$7 million) this quarter.

Gold output and costs for the March quarter are likely to be similar to that achieved in the December quarter, in spite of the Christmas break. Seismic activity at 5 shaft complex remains a concern. Mining sequencing and the on-time delivery of the refrigeration plant and backfill infrastructure, are expected to improve productivity levels at the complex.

K l o o f
December 2004
September 2004
Gold produced
- 000'ozs
280.6
266.6
Yield - underground
- g/t
9.2
9.1
- combined
- g/t
6.8
6.6
Total cash costs
- R/kg
71,628
73,484
-
US$/oz
364
359
Gold production at Kloof increased by 5 per cent to 280,600 ounces in the December quarter, primarily due to an increase in tons milled. Underground tons increased 4 per cent to 923,000 tons in the December quarter from 890,000 tons in the September quarter. This replaced surface tons, which decreased from 369,000 tons to 352,000 tons. The underground yield increased slightly from 9.1 grams per ton last quarter to 9.2 grams per ton this quarter. The combined yield increased from 6.6 to 6.8 grams per ton.

Operating costs at R649 million (US$106 million) for the quarter increased by 2 per cent compared with the previous quarter's costs of R636 million (US$100 million), mainly as a result of the increased underground tonnage. Underground cost per ton declined from R687 to R678. Total cash costs at R71,628 per kilogram were 3 per cent less than the previous quarter's R73,484 per kilogram. In US dollar terms, total cash costs increased from US$359 per ounce to US$364 per ounce.

Operating profit increased from R42 million (US$7 million) to R88 million (US$14 million) in the current quarter. This was due to the higher gold price received this quarter and the increase in gold output. Capital expenditure was virtually unchanged at R63 million (US$10 million).

The March outlook for gold production is similar to the December quarter, despite the Christmas break and the possible closure of number 3 plant, while costs should remain flat due to continued cost initiatives. If the current rand gold price levels continue number 3 plant, which treats surface rock dump material, may have to cease operations, as the treatment of this material is uneconomical.

B e a t r i x
December 2004
September 2004
Gold produced
- 000'ozs
157.6
150.1
Yield - underground
- g/t
4.7
4.4
- combined
- g/t
4.5
4.0
Total cash costs
- R/kg
81,351
83,912
-
US$/oz
413
410

Gold production at Beatrix increased by 5 per cent from 150,100 ounces in the September quarter to 157,600 ounces in the December quarter. Underground ore volumes decreased by 1 per cent from 1,029,000 tons to 1,016,000 tons mainly due to improved quality mining during the quarter. The overall yield increased by 13 per cent quarter on quarter, from 4.0 grams per ton to 4.5 grams per ton. This increase in yield was partially due to reduced surface tonnages, which reduced from 147,000 tons in the September quarter to 75,000 tons in the December quarter as a result of the dicontinued tons being uneconomical at the current gold price. Surface yields increased from 0.8 grams per ton to 1.3 grams per ton due to localised dump grade variations. Underground yields increased by 7 per cent from 4.4 grams per ton in the September quarter to 4.7 grams per ton in the December quarter. At the Beatrix North and South operations underground yields increased from an average of 4.2 grams per ton to 4.5 grams per ton, whilst at 4 shaft the underground yield increased from 5.6 grams per ton to 5.8 grams per ton. Stoping volumes at 4 shaft were 8 per cent lower quarter on quarter as a logistical and remedial work programme was initiated to position the mine for future volume increases from the new zone 5 area. This project has made satisfactory progress during the quarter - repairing rail work, improving ventilation infrastructure and upgrading tunnel support. It is anticipated that this project will be completed during the financial year, which will allow 4 shaft more flexibility to mine in zone 5. The stoping and development build up at 3 shaft continues in line with forecast.

Operating costs increased from R406 million (US$64 million) to R413 million (US$67 million) due to restructuring costs incurred during the quarter. However, total cash costs decreased by 3 per cent to R81,351 per kilogram (US$413 per ounce) from R83,912 per kilogram (US$410 per ounce) in the September quarter, as a result of strict controls on overall costs and the higher gold production. At the operating level, Beatrix returned to profit (R1 million and US$nil), as compared with a loss in the September quarter of R20 million (US$3 million).

Capital expenditure remained constant at R58 million (US$10 million). The majority of this expenditure was spent on development at 3 shaft and the 4 shaft haulage and infrastructure upgrades.

Costs for the March quarter are forecast at the same level as the December quarter. Gold production will be slightly lower for the March quarter, as marginal areas at 2 shaft and surface rock treatment at number 2 plant will be stopped as they are not making a contribution at the current rand gold price. The above, together with any loss of production from the Christmas break will be partially replaced with the planned build up in production at 4 shaft. It is expected that once crews are redeployed production should return to production levels historically achieved of approximately 5,000 kilograms (160,000 ounces) per quarter.

I n t e r n a t i o n a l   o p e r a t i o n s   G h a n a
T a r k w a
December 2004
September 2004
Gold produced
- 000'ozs
167.9
124.8
Yield                               -
g/t
1.1
0.9
Total cash costs
- US$/oz
224
248

Tarkwa's December quarter gold production increased by 43,100 ounces quarter on quarter, to 167,900 ounces. Of this increase, 15,200 ounces came from heap leach operations and 27,900 ounces from the new CIL plant.

The commissioning of the new CIL plant was completed at the end of October, approximately two months ahead of schedule. During the quarter, the plant treated

Q2F2005

846,000 tons at an average head grade of 1.45 grams per ton. The head grade continues to trend towards the target of 1.8 grams per ton. Recovery averaged 97 per cent for November and December against a design recovery of 96 per cent. Total gold in process at the mill is estimated at about 10,000 ounces. During the month of December the plant was off-line for ten days for repairs to the mill discharge hopper and to complete other structural modifications.

Ore stacked on the leach pads was stable at 4.1 million tons at a grade of 1.21 grams per ton compared with 1.33 grams per ton last quarter. This planned decrease in grade reflects the diversion of higher grade ores to the mill and lower grade ores to the heaps. Gold production from the heaps for the quarter was 140,000 ounces. The increase over the previous quarter largely reflects a release of gold in process at the heaps of 11,500 ounces.

The total tons mined decreased by 2 million tons to 18.7 million tons and the stripping ratio decreased from 3.87 to 2.84. As previously reported the former mining contractor operated in parallel with the new owner mining fleet for a portion of the September quarter, accounting for the quarter on quarter decline. In the September quarter the contractor focussed on waste removal resulting in the high strip ratio of 3.87, which has now returned to typical levels of 2.95. The performance of the owner mining fleet remains within expectation. Mining costs were US$0.69 per ton for the quarter compared with US$0.83 per ton last quarter, reflecting the final demobilisation of the mining contractor in the previous quarter.

Operating costs at US$37 million (R230 million), including gold in process adjustments, were US$6 million higher than the previous quarter, reflecting the costs of operating the new mill and a US$0.5 million GIP charge against a US$3.1 million credit in the previous period. Operating costs per ton treated were US$7.51 per ton against US$8.36 per ton in the September quarter, reflecting both the lower strip ratio and the impact of higher volumes treated. Total cash costs decreased from US$248 per ounce to US$224 per ounce for the quarter, reflecting the increase in gold production and the lower strip ratio.

The net result was that operating profit increased from US$19 million (R121 million) in the previous quarter to US$35 million (R219 million) in the current quarter. This increase was assisted by the average gold price received for the quarter, which increased from US$401 per ounce to US$437 per ounce.

Capital expenditure decreased from US$30 million (R194 million) in the previous quarter to US$20 million (R118 million) in the current quarter as a result of the progress in closing out the mining fleet acquisition and the reduction in construction work on the CIL plant.

Gold production is expected to increase by at least a further 10 per cent in the March quarter, with some two thirds of total production coming from the heaps and the balance from the mill. With the third lift stacking now underway at the North and South heaps, gold produced from the heap leach operation is expected to reduce somewhat in the upcoming quarter due to anticipated gold in process movements. Total cash costs are expected to approach US$200 per ounce in the March quarter as the full benefits of the expansion start to be realised.

D a m a n g
December 2004
September 2004
Gold produced
- 000'ozs
66.5
69.1
Yield                            -
g/t
1.5                             1.6
Total cash costs
- US$/oz
226
238

Gold production for the quarter declined slightly to 66,500 ounces as forecast, from 69,100 ounces produced during the September quarter.

Mill throughput for the quarter was maintained at 1.35 million tons at a head grade of 1.67 grams per ton, compared with a head grade of 1.78 grams per ton in the September quarter. The decrease in the head grade is a result of lower high grade tons from the Damang pit, which is reaching the end of the life of its current cutback, and the plant was supplemented with lower grade stockpile material feed.

Ore tons mined decreased to 796,000 tons from 1,257,000 tons in the previous quarter, primarily due to expected mining constraints with the ramp down of the Damang pit together with unseasonal rainfall. Total tons mined decreased to 1.9 million tons from 2.7 million tons. The stripping ratio for the quarter increased from 1.18 to 1.38.

Operating costs, including gold in process adjustments, decreased to US$15 million (R89 million) from US$16 million (R103 million) quarter on quarter, with operating costs per ton milled improving to US$10.99 from US$11.36 the previous quarter. Operating costs also benefited from the recovery of some 577,000 tons of low grade ore not previously included in the stockpile inventory. Total cash costs for the quarter reduced to US$226 per ounce compared with US$238 last quarter. With the average gold price increasing from US$399 per ounce to US$433 per ounce, revenue increased from US$28 million (R175 million) to US$29 million (176 million) for the quarter and operating profit increased from US$11 million (R73 million) to US$14 million (R86 million).

Capital expenditure incurred during the quarter amounted to US$3 million (R19 million). The majority of this expenditure was on the Damang cutback pre-feasibility and the Damang extension projects.

While mill throughput for the March quarter is projected to be maintained at 1.35 million tons, gold production is expected to decline slightly as the mine focuses on treating lower grade stockpiled ores, while ore mining in the new Amoanda pit and Juno pits is ramped up, following removal of overburden. Total cash costs will increase on the back of the lower gold production and a substantial increase in mining volumes with the operations in Amoanda and Juno pits.

A u s t r a l i a
S t I v e s
December 2004
September 2004
Gold produced
- 000'ozs
106.6
123.2
Yield                               -
g/t
2.6
2.8
Total cash costs
- A$/oz
463
420
-
US$/oz
348
297

Gold production for the quarter decreased 13 per cent to 106,600 ounces when compared with 123,200 ounces produced in the September quarter. This decrease reflects a significant reduction in volume through the old St Ives mill, with tons treated declining from 790,000 tons in the September quarter to 662,000 tons in the December quarter, while head grade was stable at 4.7 grams per ton. The drop in volume is largely due to a 5 day shutdown along with numerous mechanical breakdowns, reflecting the age of this plant and its ramp down as the new mill is commissioned.

Total mining operations produced 1.18 million tons of ore during the quarter, reflecting a planned reduction from 1.76 million tons mined in the September quarter. This reduction reflects the focus on waste movement in the December quarter in the open pits along with the increased activity in the September quarter with the need to build ore stock piles ahead of the commissioning of the new Lefroy mill in December 2004. During the quarter, open pit mining operations performed well, mining a total of 8.2 million tons of ore and waste, at an average strip ratio of 11.5 (September: 7.7 million tons at a strip ratio of 6.4). The underground operations also performed to expectation. A reduction in ore volumes from Junction, in line with its expected decline, was partially offset by increased output from the Leviathan complex.

Total cash costs, which include a gold in process inventory adjustment, increased from A$420 per ounce (US$297 per ounce) to A$463 per ounce (US$348 per ounce). This increase reflects primarily the significantly lower volume of gold produced but is also affected by the cost of the mill shutdown, the cost of mill commissioning and the increase in strip ratio that is expensed.

Operating profit at St. Ives of A$13 million (R59 million) decreased 41 per cent when compared with the A$22 million (R98 million) for the September quarter, which reflects the lower gold production.

Capital expenditure for the December quarter amounted to A$32 million (R148 million) compared with A$73 million (R330 million) in the September quarter. The majority of this expenditure was incurred on the mill optimisation project (see St Ives Expansion Project for more detail) and continuing expenditure at Mars open pit on stripping, together with development works at East Repulse and Argo underground mines.

With the commissioning of the new Lefroy mill in December, and ramp up through January, production for the March quarter is expected to be significantly higher than the December quarter. Operating costs are expected to improve through the quarter as the new mill reaches full production although the benefit will not be that significant during the coming quarter, as the old mill is likely to be run in parallel with the new mill for the first half of the March quarter. Total cash costs will also include significant GIP charges as high cost ounces mined in previous periods are consumed during the new mill ramp up in the March quarter.

A g n e w
December 2004
September 2004
Gold produced
- 000'ozs
49.0
45.7
Yield                            -
g/t
5.4                             5.1
Total cash costs
- A$/oz
351
338
-
US$/oz
264
239

Gold produced at Agnew increased from 45,700 ounces in the September quarter to 49,000 ounces in the December quarter, in line with the previous forecast.

This was mainly due to a 2 per cent increase in tons milled to 282,000 tons, together with a 6 per cent increase in the average feed grade to the mill.

Remnant mining at the Crusader / Deliverer complex was completed in December, yielding 8,600 ounces, which was 33 per cent more gold production than the September quarter. In addition, gold production at the Kim underground mine increased by 10 per cent to 34,800 ounces, as mined volumes increased some 30 per cent to 94,000 tons. The new Songvang open pit and the low grade stockpiles contributed a further 5,600 ounces.

Total cash costs, which include a small gold in process inventory adjustment, increased from A$338 per ounce (US$239 per ounce) in the September quarter to A$351 per ounce (US$264 per ounce) in the December quarter. This increase was mainly due to the commencement of the Songvang open pit operation. Unit operating costs remained under control.

Agnew's operating profit was marginally higher at A$11 million (R49 million), compared with the A$10 million (R44 million) profit achieved in the September quarter. This was mainly due to the higher gold price, which averaged A$571 per ounce compared to A$561 per ounce in the September quarter.

Capital expenditure increased to A$11 million (R50 million) from A$9 million (R40 million) the previous quarter. The main areas of expenditure included development at Kim underground, development of the new Main Lode access, rehabilitation of the adsorption tanks at the mill and prestrip of the new Songvang open pit.

Gold production for the March quarter is forecast to be similar to the December quarter. Songvang ore is expected to replace the loss of Crusader / Deliverer remnant production plus the low grade stockpile. Cash costs should remain stable.

Q2F2005

Q u a r t e r   e n d e d   3 1   D e c e m b e r   2 0 0 4
c o m p a r e d   w i t h   q u a r t e r   e n d e d
3 1   D e c e m b e r   2 0 0 3

Attributable gold production at 1,048,000 ounces in the December 2004 quarter was similar to the 1,045,000 ounces in the December 2003 quarter. Production at the South African operations at 726,000 ounces was 4 per cent above the 698,000 ounces produced in the December 2003 quarter. At the international operations, gold production decreased 7 per cent from 347,000 ounces to 322,000 ounces mainly due to lower recoveries at St Ives.

Revenue increased 1 per cent in rand terms from R2,923 million (US$431 million) to R2,946 million (US$480 million). This was due to the increased gold production as the rand gold price achieved was virtually unchanged at R84,872 per kilogram (US$431 per ounce) in the December 2004 quarter. Group operating costs in rand terms decreased marginally from R2,355 million (US$347 million) to R2,341 million (US$382 million). At the South African operations operating costs were R1,687 million (US$275 million) which is 1 per cent below the December 2003 quarter's R1,700 million (US$250 million). This is an excellent performance considering gold production was higher and taking into account the above average wage increases, as well as normal inflationary increases seen over the past year. Costs at the international operations amounted to R654 million (US$107 million) virtually unchanged year on year. If gold in process changes are taken into account, as well as the stronger rand, costs in US dollars terms were also virtually unchanged at US$101 million. The average rand/US dollar exchange rate strengthened from R6.76 in the December 2003 quarter to R6.12 in the current quarter, a 9 per cent change. The average rand/Australian dollar exchange rate strengthened from R4.80 in the December 2003 quarter to R4.60 in the current quarter, a 4 per cent change. In rand terms total operating costs at the international operations, including GIP charge, thus decreased from R678 million to R621 million in the December 2004 quarter.

Operating profit at R637 million (US$104 million) for the December 2004 quarter compares with R545 million (US$80 million) for the December 2003 quarter. The main reason for the increase is a gold in process credit in the December 2004 quarter associated with St Ives.

Profit before tax amounted to R253 million (US$41 million) compared with R401 million (US$60 million) in the December 2003 quarter. This decrease was mainly due to a R72 million (US$17 million) increase in amortisation and an exceptional profit of R31 million (US$6 million) last year from the sale of investments compared to a loss of R109 million (US$18 million) in the current quarter due to the funding of the IAMGold transaction and the cost to defend the hostile Harmony bid.

Earnings decreased from R277 million (US$42 million) in the December 2003 quarter to R80 million (US$13 million) in the December 2004 quarter.

C a p i t a l   a n d   d e v e l o p m e n t   p r o j e c t s
S t   I v e s   e x p a n s i o n   p r o j e c t

The end of the December quarter saw the St Ives new mill project well underway in the Commissioning phase.

Construction activity at 99 per cent complete was effectively finished. The gearless drive motor was commissioned in November 2004, with load testing being undertaken on 8 December. By quarter end 20,000 tons of ore had been milled and all parts of the plant were in full or partial operation.

First gold bullion from the new plant (850 ounces) was produced on 31 December 2004.

Cumulative capital expenditure and commitments as at the end of the December quarter totalled A$118 million and A$125 million respectively. The overall project is expected to be completed within the approved budget of A$125 million.

T a r k w a   e x p a n s i o n   p r o j e c t
CIL process plant

Commissioning of the single stage SAG mill was completed on 6 October 2004, and total plant commissioning was achieved by the end of October. The CIL plant was officially opened on 3 November by His Excellency, The President of Ghana. During the month of November the plant achieved desired metallurgical specifications. During December, the mill discharge hopper failed and the plant was off line for ten days for repairs and to complete other structural upgrade modifications.

The current forecast cost at completion is some US$91 million, excluding US$7 million currency losses. This compares to a budget of US$87 million, which includes an additional US$2 million to link the north heap leach crusher to the new mill.

Conversion to owner mining
This project is now complete except for some minor infrastructure. The new fleet continues to meet or exceed efficiency and cost expectations. The project will be completed within its authorised budget of US$74 million.
C e r r o   C o r o n a i n   P e r u
Activities during the second quarter were focussed on resolution of the land access and title issues in the project area. In particular, negotiations with the surrounding communities were completed in respect of acquisitions of the surface rights to the project area, following completion of agreements with private land owners. As part of these settlements, access to the site was regained in full, and mobilisation of a small man camp and other equipment for the remaining on-site feasibility work also commenced. With access restored, we expect to submit the environmental permit application within the third quarter of F2005.
During the quarter work continued on selection of a contractor to advance the engineering of the project. With site visits completed and revised proposals due early in the new year we expected to appoint a new contractor in early February to advance the project to feasibility by the end of the fourth quarter of F2005.
A r c t i c   p l a t i n u m   p r o j e c t

Activity at APP continued to focus on completing the feasibility study for the two large open pittable deposits at Suhanko, namely Konttijarvi and Ahmavaara. The permitting process continued to advance with public comments received at the end of November. The company submitted its responses to the public comments at the end of the quarter. Public meetings were held in Ranua and Tervola to disseminate information regarding the project. Negotiations continued with the owners of the freehold in the mining lease area. An agreement was concluded with the reindeer herder's association regarding compensation for land use loss, as well as procedures for management of reindeer on the future mine site.

The methods used and results obtained in determining the resource estimates for the feasibility study were audited by an independent expert during the quarter. The audit confirmed that the methods used are appropriate for the style of mineralisation and have been properly applied. Infill directional drilling continued at both Suhanko deposits. Results from this infill drilling will be used to continually reassess and refine the resource models for the feasibility study. Drilling has recommenced at Kuohunki in the SK Reef area.

The mid feasibility review referred to in previous reports, which is reviewing the scope, scale and timing of the project is under way. It is expected that this will be completed during the March quarter.

D a m a n g   e x p a n s i o n   p r o j e c t

Commencement of mining the Amoanda deposit is scheduled for January 2005. The latest reserve model indicates higher stripping ratios with higher ore grades.

The Damang pit cutback resource model was completed in December 2004. A feasibility study on this development is expected in the June quarter.

Data compilation of the historical Abosso underground mine, leading to a geological model and resource estimation and engineering review, continues.

E x p l o r a t i o n   a n d   c o r p o r a t e   d e v e l o p m e n t
C h i n a
Activity in China continued with several properties under review. In Shandong, the Sino Gold - Gold Fields Shandong Joint Venture completed a ground geophysical survey on the Heishan JV tenements (70 per cent Sino: GFI JV and 30 per cent Shandong BGMR) and submitted the agreement to option an interest in the Sandi JV (80 per cent Sino: GFI JV and 20 per cent Shandong MMI) to the Federal MOFTEC for final approval. In Fujian, the 60 per cent Gold Fields and 40 per cent Zijin Mining Corporation JV Agreement was submitted for approval.
O t h e r   p r o j e c t s

Gold Fields continued its very active exploration programme with drilling on ten projects during the quarter.

At the Essakan project in Burkina Faso, Gold Fields, together with joint venture partner Orezone Resources Inc. continues to drill the Essakan Main Zone as part of a planned pre-feasibility study expected to be completed during 2005. Additional drilling was also completed on outlying targets at Falagountou, Sokadie and Gossey. Work continued during the quarter at the Mampehia prospect on the 100 per cent Gold Fields owned Bibiani project in Ghana, towards the definition of an initial resource estimate. About 5,000 meter reverse circulation drilling was completed at the 80 per cent owned Kisenge prospect in the southern DRC. This programme is planned to test bedrock underlying four anomalies defined by auger drilling during the September quarter. Auger drilling continues to define other identified termite anomalies. Drilling at the Tembo project in Tanzania was completed and Gold Fields will analyse the results prior to making its decision to exercise its joint venture options on the project.

Drill results were received from the 2,000 meters programme completed at the Monte Ollestedu project in Sardinia. Gold Fields is earning a 60 per cent project interest from Bolivar Gold. These results were anomalous and a ground geophysics programme was completed as a follow-up.

Air core drilling at the Central Victoria project in Australia has outlined a 3.2 kilometre gold-in-bedrock anomaly on the Gold Fields 100 per cent owned Lockington tenement. Work is ongoing on this and adjacent joint venture projects with Range River Gold and Pacrim Energy.

Committee Bay completed a block model and ID2 (inverse distance square) resource estimate for Three Bluffs. At a minimum cut-off grade of 1 gram per ton Au, the inferred resource totals 5.1 million tons @ 4.0 gram per ton Au (657,000 ounces), including a high grade core of 1.3 million tons @ 10.2 gram per ton Au (417,000 ounces) using a cut-off grade of 4.0 gram per ton Au. Gold Fields also completed the purchase of a 14.4 per cent interest in Comaplex Minerals Corp (TSX: "CMF"), a Canadian company that is developing the Meliadine project in the Nunavut province.

At the Angelina project in Chile, joint venture partner Meridian continued drilling the newly discovered high grade Fortuna vein in the south-east corner of the property. Meridian is earning up to an 80 per cent interest in the joint venture. At the El Callao project, a 50:50 joint venture with Bolivar Gold in Venezuela, RC (reverse circulation) drilling commenced during November and continued through the Christmas break.

Q2F2005
G o l d   F i e l d s   s h a r e h o l d e r s   d o   n o t
a p p r o v e   I A M G o l d   t r a n s a c t i o n
On 7 December 2004 the proposed reverse takeover of IAMGold Corporation did not receive the required majority approval by shareholders. The proposed transaction will therefore not be completed. The failure of this transaction in no way impairs Gold Fields' strategy for growth and internationalisation.
L e g a l

A lawsuit was filed by Zalumzi Singleton Mtwesi against Gold Fields Limited in the State of New York on 6 May 2003. Mr. Mtwesi alleges, inter alia, that during the apartheid era, he was subjected to human rights violations. Mr. Mtwesi filed the lawsuit on behalf of himself and as representative of all other victims and all other persons similarly situated. In summary, Mr. Mtwesi and the plaintiffs' class demand an order certifying the plaintiffs' class and compensatory damages from Gold Fields Limited. A complaint has not been served on Gold Fields Limited. If and when service of the complaint takes place it will be vigorously contested.

On July 9, 2004, a lawsuit was filed in a federal district court in New York by six individuals against Gold Fields and a number of other defendants including IBM Corporation, Anglo American PLC, UBS AG, Union Bank of Switzerland, Fluor Corporation, Strategic Minerals Corporation, the Republic of South Africa and President Thabo Mbeki. The lawsuit alleges, among other things, that one of the plaintiffs was a victim of apartheid, including by virtue of acts committed at facilities in Randfontein, South Africa, allegedly owned by one or more predecessors of Gold Fields, and that Gold Fields is liable for various wrongful acts and property expropriation, as well as violations of international law, allegedly committed during the apartheid era in South Africa. The plaintiffs are seeking, on each of two counts, unspecified compensatory damages, punitive damages and interest and costs and seeks those penalties against the various defendants jointly and severally. A complaint has not been served on Gold Fields. If and when service of the complaint takes place it will be vigorously contested.

D i v i d e n d
In line with the Company's policy of paying out 50 per cent of its earnings, subject to investment opportunities, an interim dividend has been declared payable to shareholders as follows: - Interim dividend number 62:
30 SA cents per share
- Last date to trade cum-dividend:
Friday, 18 February 2005
- Sterling & US dollar conversion date:
Monday, 21 February 2005
- Trading commences ex-dividend:
Monday, 21 February 2005
- Record date:
Friday, 25 February 2005
- Payment date:
Monday, 28 February 2005
Share certificates may not be dematerialised or rematerialised between Monday, 21 February 2005 and Friday, 25 February 2005, both dates inclusive.
H a r m o n y ' s   h o s t i l e   o f f e r

The Board believes that the Harmony offer does not represent a fair value for Gold Fields; takes no account of the high quality of Gold Fields' asset base; does not reflect the benefits that successful international diversification has brought to Gold Fields' shareholders; and does not reflect the troubled financial and operational condition of Harmony, nor the positive operating trend that Gold Fields is experiencing.

Shareholders are advised that the Board of Gold Fields continues to oppose Harmony's hostile offer vigorously, as the Board believes:

The hostile offer grossly undervalues Gold Fields; consists of only Harmony's over-valued shares with no cash element; and offers no control premium to Gold Fields' shareholders;
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Harmony's management model, the so-called "Harmony Way", is flawed and unsuited for the challenges presented by Gold Fields' complex, long-life and deep level South African mining operations;
Harmony does not have the vision, management depth, or skills and capabilities to manage a global mining company, as they have effectively demonstrated through their poor track record of international expansion over the past decade;
Harmony's financial position is increasingly troubled, as is evidenced by its interest costs exceeding the cash flow generated by its operations. The Gold Fields Board believes that this is seriously impairing Harmony's balance sheet and will threaten the viability of any combined entity. At the current rand gold price nearly half of Harmony's production is making operating losses;
Despite Harmony's aggressive marketing and reporting practices, its business model has failed both in South Africa and internationally. The latest Harmony assertion that CONOPS is the panacea that will save Harmony, is now being exposed with the breakdown over the Christmas period of CONOPS at the Free State operations, potentially resulting in significant lost production; and
An independent Gold Fields offers shareholders a solid and transparent investment vehicle with more exciting growth prospects than the combination proposed by Harmony.
The Board recommends that Gold Fields' shareholders and ADR holders should continue to reject the Harmony offer, should not tender their shares or ADRs, and should continue to reap the benefits of a well managed, performance focused, internationally diversified South African champion - Gold Fields.
The directors of Gold Fields accept responsibility for the information contained in the paragraphs above headed "Harmony's hostile offer" and state that to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained therein is in accordance with the facts and does not omit anything likely to affect the import of such information.
O u t l o o k

Shareholders are advised, that gold production in the March quarter is forecast to increase 4 per cent to about 1,090,000 attributable ounces. As referred to earlier, the majority of this increase will come from St Ives, together with the full impact of the new Tarkwa mill. St Ives will run both the old and new mill in parallel for the first half of the March quarter. Cash costs will be similar to the December quarter.

Despite this increase in production, if the gold price remains at current levels - below R82,000 per kilogram - earnings will be somewhat lower if the effect of the Mvela interest rate swap, which is subject to market valuation at each quarter end, is excluded.

A g r e e m e n t   r e a c h e d   b e t w e e n   G o l d   F i e l d s   a n d   M v e l a   R e s o u r c e s
Shareholders of Gold Fields and Mvela Resources ("Shareholders") are referred to the joint announcement published by Mvela Resources and Gold Fields during March 2004, in terms of which Shareholders were advised of the fulfilment of all material conditions precedent to the transaction in terms of which:
Mvelaphanda Gold (Proprietary) Limited ("Mvela Gold"), a wholly-owned subsidiary of Mvela Resources, advanced a loan in the amount of R4,139 million to GFI-Mining South Africa (Pty) Limited, the purpose of which was to discharge, in part, the amount payable by GFI-SA for the South African gold mining assets and business operations acquired by it from wholly-owned subsidiaries of Gold Fields (the "GFI-SA Loan");
Mvela Gold will acquire a 15 per cent interest in GFI-SA (the "GFI-SA Shares") by means of a subscription for shares for cash at a subscription price of R4,139 million on the date upon which the GFI-SA Loan is repaid or, at Mvela Gold's election, on the date upon which the GFI-SA Loan becomes repayable;
Each of Mvela Gold or Gold Fields have the right to require the exchange of the GFI-SA shares in return for the issue to Mvela Gold of new ordinary shares in Gold Fields,

In terms of the Transaction it was agreed that if either of Mvela Gold or Gold Fields exercised the right to require the exchange of the GFI-SA Shares for ordinary shares of an equivalent value in Gold Fields, such exchange would be on a basis consistent with the valuation method applied when the terms of the Transaction were first agreed and announced (the "Right of Exchange").

Shareholders are advised that the minimum and maximum number of Gold Fields shares that will be issued by Gold Fields following the exercise of the Right of Exchange have been agreed between inter alia, Mvela Resources, Gold Fields, Mvela Gold and GFI-SA (the "Exchange Agreement").

In terms of the Exchange Agreement, Mvela Gold will be entitled to be issued with not less than 45 million and not more than 55 million Gold Fields Shares, currently comprising 8.38 per cent and 10.05 per cent of the issued share capital of Gold Fields on a fully diluted basis respectively, if the Right of Exchange is exercised. If during the period prior to the date upon which the Right of Exchange is exercised:

the share capital structure of Gold Fields is significantly changed in any way; or
Gold Fields undertakes certain corporate activities or effects payments or distributions to Gold Fields shareholders outside the normal, ordinary and regular course of business,

the number of Gold Fields shares to be issued by Gold Fields will be adjusted accordingly on a pro rata basis to ensure that the value of the Gold Fields shares to be issued to Mvela Gold is unaffected by any such change in share capital, corporate activity or distributions. Any dispute between the parties as to any adjustment of the number of Gold Fields shares to be issued will be resolved by an independent merchant or investment banker selected on the basis set out more fully in the Exchange Agreement.

The terms of the Right of Exchange did not provide any certainty to Mvela Resources regarding the minimum shareholding it would receive in Gold Fields at the time the Right of Exchange was exercised. By fixing the minimum number of Gold Fields shares that Mvela Gold will receive when the Right of Exchange is exercised, the Exchange Agreement provides certainty regarding Mvela Resources' ultimate shareholding in Gold Fields thereby securing a sustainable black economic empowerment partnership as was intended. In exchange for providing certainty to Mvela Resources with respect to the minimum number of Gold Fields shares to be issued to Mvela Gold it was also agreed to set a cap on the maximum number of Gold Fields shares to be issued to Mvela Gold following the exercise of the Right of Exchange.

B a s i s   o f   a c c o u n t i n g

The unaudited results for the quarter and six months have been prepared on the International Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the December 2004 quarter are submitted in this report.

These consolidated quarterly statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies are consistent with those applied at the previous year-end.

I.D. Cockerill
Chief Executive Officer
31 January 2005

Q2F2005

Income Statement
International Financial Reporting Standards Basis
SA Rand
Quarter
Six months to
(Figures are in millions unless otherwise stated)
December
2004
September
2004
December
2003
December
2004
December
2003
Revenue
2,945.5
2,704.8
2,922.9
5,650.3
5,875.3
Operating costs
2,341.2
2,335.9
2,354.7
4,677.1
4,696.5
Gold inventory change
(32.5)
(87.1)
23.6
(119.6)
64.4
Operating profit
636.8
456.0
544.6
1,092.8
1,114.4
Amortisation and depreciation
379.1
370.7
307.5
749.8
606.3
Net operating profit
257.7
85.3
237.1
343.0
508.1
Finance income
20.4
32.3
44.9
52.7
66.8
-
Net interest and investment income/(costs)
15.5
16.3
(15.2)
31.8
5.6
-
Exchange gain on foreign debt, net of cash
4.9
16.0
60.1
20.9
61.2
Gain on financial instruments
146.7
151.7
119.5
298.4
155.9
Other (expense)/income
(23.9)
(4.5)
3.5
(28.4)
15.9
Exploration
(39.1)
(54.9)
(35.4)
(94.0)
(90.5)
Profit before tax and exceptional items
361.8
209.9
369.6
571.7
656.2
Exceptional (loss)/gain
(109.4)
-
31.4
(109.4)
235.9
Profit before taxation
252.4
209.9
401.0
462.3
892.1
Mining and income taxation
134.5
85.9
83.6
220.4
120.9
- Normal taxation
78.4
63.3
40.0
141.7
87.8
- Deferred taxation
56.1
22.6
43.6
78.7
33.1
Profit after taxation
117.9
124.0
317.4
241.9
771.2
Minority interest
37.6
21.9
40.0
59.5
72.6
Net earnings
80.3
102.1
277.4
182.4
698.6
Exceptional items:
Profit on sale of investments
38.9
-
32.3
38.9
48.4
Harmony hostile bid
(82.9)
-
-
(82.9)
-
Sale of mineral rights
-
-
-
-
187.2
IAMGold transaction
(64.8)
-
-
(64.8)
-
Other
(0.6)
-
(0.9)
(0.6)
0.3
Total exceptional items
(109.4)
-
31.4
(109.4)
235.9
Taxation
(3.8)
-
(6.9)
(3.8)
45.4
Net exceptional items after tax and minority interest
(113.2)
-
24.5
(113.2)
281.3
Net earnings per share (cents)
16
21
57
37
146
Headline earnings
45.2
102.1
249.0
147.3
413.4
Headline earnings per share (cents)
9
21
51
30
86
Diluted earnings per share (cents)
16
20
56
36
145
Net earnings/(loss) excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items
100.3
(5.5)
110.4
94.8
246.8
Net earnings/(loss) per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)
20
(1)
23
19
52
Gold sold - managed
kg
34,705
33,060
34,451
67,765
68,708
Gold price received
R/kg
84,872
81,815
84,842
83,381
85,511
Total cash costs
R/kg
64,921
66,516
66,991
65,700
67,277

Q2F2005
Income Statement
International Financial Reporting Standards Basis
US Dollar
Quarter
Six months to
(Figures are in millions unless otherwise stated)
December
2004
September
2004
December
2003
December
2004
December
2003
Revenue
480.2
425.3
430.7
905.5
827.5
Operating costs
382.2
367.3
346.7
749.5
661.5
Gold inventory change
(5.5)
(13.7)
3.6
(19.2)
9.1
Operating profit
103.5
71.7
80.4
175.2
156.9
Amortisation and depreciation
61.9
58.3
45.2
120.2
85.4
Net operating profit
41.6
13.4
35.2
55.0
71.5
Finance income
3.3
5.1
6.4
8.4
9.4
-
Net interest and investment income/(costs)
2.5
2.6
(2.0)
5.1
0.8
-
Exchange gain on foreign debt, net of cash
0.8
2.5
8.4
3.3
8.6
Gain on financial instruments
23.9
23.9
17.1
47.8
22.0
Other (expense)/income
(3.9)
(0.7)
0.5
(4.6)
2.2
Exploration
(6.5)
(8.6)
(5.3)
(15.1)
(12.7)
Profit before tax and exceptional items
58.4
33.1
53.9
91.5
92.4
Exceptional (loss)/gain
(17.5)
-
5.7
(17.5)
33.2
Profit before taxation
40.9
33.1
59.6
74.0
125.6
Mining and income taxation
21.7
13.6
12.1
35.3
17.1
- Normal taxation
12.7
10.0
6.0
22.7
12.4
- Deferred taxation
9.0
3.6
6.1
12.6
4.7
Profit after taxation
19.2
19.5
47.5
38.7
108.5
Minority interest
6.1
3.4
5.8
9.5
10.2
Net earnings
13.1
16.1
41.7
29.2
98.3
Exceptional items:
Profit on sale of investments
6.2
-
4.6
6.2
6.8
Harmony hostile bid
(13.3)
-
-
(13.3)
-
Sale of mineral rights
-
-
-
-
25.2
IAMGold transaction
(10.4)
-
-
(10.4)
-
Other
-
-
1.1
-
1.2
Total exceptional items
(17.5)
-
5.7
(17.5)
33.2
Taxation
(0.6)
-
(0.6)
(0.6)
6.4
Net exceptional items after tax and minority interest
(18.1)
-
5.1
(18.1)
39.6
Net earnings per share (cents)
3
3
9
6
21
Headline earnings
7.5
16.1
36.1
23.6
58.2
Headline earnings per share (cents)
2
3
7
5
12
Diluted earnings per share (cents)
3
3
8
6
20
Net earnings/(loss) excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items
16.1
(0.9)
16.5
15.2
34.8
Net earnings/(loss) per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)
3
-
3
3
7
SA rand/US dollar conversion rate
6.12
6.36
6.76
6.24
7.10
Gold sold - managed
ozs (000)
1,116
1,063
1,108
2,179
2,209
Gold price received
$/oz
431
400
390
416
375
Total cash costs
$/oz
330
325
308
327
295

Q2F2005

Balance Sheet
International Financial Reporting Standards Basis
SA Rand
US Dollars
(Figures are in millions unless otherwise stated)
December
2004
June 2004
December
2004
June 2004
Mining and mineral assets
16,100.3
15,828.6
2,824.6
2,512.5
Non-current assets
344.9
331.4
60.5
52.6
Investments
773.3
801.2
135.7
127.2
Current assets
5,335.6
6,241.9
936.1
990.8
- Other current assets
2,358.1
2,107.4
413.7
334.5
- Cash and deposits
2,977.5
4,134.5
522.4
656.3
Total assets
22,554.1
23,203.1
3,956.9
3,683.1
Shareholders' equity
14,516.9
14,949.3
2,546.8
2,372.9
Minority interest
734.8
662.9
128.9
105.2
Deferred taxation
3,367.2
3,336.1
590.7
529.5
Long-term loans
1,393.8
1,428.6
244.5
226.8
Environmental rehabilitation provisions
735.6
715.4
129.1
113.6
Post-retirement health care provisions
52.4
58.1
9.2
9.2
Current liabilities
1,753.4
2,052.7
307.7
325.9
-
Other current liabilities
1,480.8
1,846.0
259.9
293.1
-
Current portion of long-term loans
272.6
206.7
47.8
32.8
Total equity and liabilities
22,554.1
23,203.1
3,956.9
3,683.1
S.A. Rand/US dollar conversion rate
5.70
6.30
S.A. Rand/Australian dollar conversion rate
4.36
4.41
Statement of changes in equity
International Financial Reporting Standards Basis
SA Rand
US Dollars
(Figures are in millions unless otherwise stated)
December
2004
December
2003
December
2004
December
2003
Balance as at the beginning of the financial year
14,949.3
11,295.5
2,372.9
1,450.0
Currency translation adjustment and other
(422.2)
(245.4)
173.5
164.4
Issue of share capital
0.3
9.4
-
1.3
Increase of share premium
15.0
1,562.1
2.4
220.0
Marked to market valuation of listed investments
(11.2)
130.7
(1.8)
18.4
Dividends
(196.7)
(472.4)
(29.4)
(63.2)
Net earnings
182.4
698.6
29.2
98.3
Balance as at the end of December
14,516.9
12,978.5
2,546.8
1,889.2
Reconciliation of headline earnings
with net earnings
SA Rand
US Dollars
(Figures are in millions unless otherwise stated)
December
2004
September
2004
December
2003
December
2004
September
2004
December
2003
Net earnings/(loss)
80.3
102.1
277.4
13.1
16.1
41.7
Profit on sale of investments
(38.9)
-
(32.3)
(6.4)
-
(4.6)
Taxation effect of profit on sale of investments
4.0
-
6.9
0.8
-
0.6
Profit on sundry asset sales
-
(3.0)
-
-
-
(1.6)
Other after tax adjustments
(0.2)
-
-
-
-
-
Headline earnings
45.2
102.1
249.0
7.5
16.1
36.1
Headline earnings per share (cents)
9
21
2
51
2
3
7
Based on headline earnings as given above divided by 491,907,010
(September 2004 - 491,604,675 and December 2003 - 484,511,921) being the weighted average number of ordinary shares in issue

Q2F2005
Cash Flow Statements
International Financial Reporting Standards Basis
SA Rand
Quarter
Six months to
(Figures are in millions unless otherwise stated)
December
2004
September
2004
December
2003
December
2004
December
2003
Cash flow from operating activities
233.4
197.6
676.7
431.0
708.3
Profit before tax and exceptional items
361.8
209.9
369.6
571.7
656.2
Exceptional items
(109.4)
-
31.4
(109.4)
235.9
Amortisation and depreciation
379.1
370.7
307.5
749.8
606.3
Change in working capital
(162.4)
(182.9)
85.5
(345.3)
(125.7)
Taxation paid
(69.3)
(51.4)
(50.7)
(120.7)
(354.0)
Other non-cash items
(166.4)
(148.7)
(66.6)
(315.1)
(310.4)
Dividends paid
-
(261.0)
-
(261.0)
(472.4)
Ordinary shareholders
-
(196.7)
-
(196.7)
(472.4)
Minority shareholders in subsidiaries
-
(64.3)
-
(64.3)
-
Cash utilised in investing activities
(425.4)
(775.9)
(647.3)
(1,201.3)
(1,413.3)
Capital expenditure - additions
(527.6)
(754.7)
(662.0)
(1,282.3)
(1,214.7)
Capital expenditure - proceeds on disposal
37.1
3.0
29.5
40.1
86.0
Purchase of investments
(20.7)
(20.8)
(57.3)
(41.5)
(337.6)
Proceeds on the disposal of investments
88.4
2.2
54.2
90.6
71.8
Environmental and post-retirement health care payments
(2.6)
(5.6)
(11.7)
(8.2)
(18.8)
Cash flow from financing activities
24.9
44.1
1,407.3
69.0
1,345.4
Loans received
16.8
-
-
16.8
-
Loans repaid
-
(74.0)
(103.2)
(74.0)
(193.8)
Minority shareholder's loan received
-
110.9
15.7
110.9
28.1
Shares issued
8.1
7.2
1,494.8
15.3
1,511.1
Net cash (outflow)/inflow
(167.1)
(795.2)
1,436.7
(962.3)
168.0
Translation adjustment
(264.1)
69.4
(53.4)
(194.7)
(104.8)
Cash at beginning of period
3,408.7
4,134.5
(279.3)
4,134.5
1,040.8
Cash at end of period
2,977.5
3,408.7
1,104.0
2,977.5
1,104.0
US Dollar
Quarter
Six months to
(Figures are in millions unless otherwise stated)
December
2004
September
2004
December
2003
December
2004
December
2003
Cash flow from operating activities
40.3
30.6
95.5
70.9
99.7
Profit before tax and exceptional items
58.4
33.1
53.9
91.5
92.4
Exceptional items
(17.5)
-
5.7
(17.5)
33.2
Amortisation and depreciation
61.9
58.3
45.2
120.2
85.4
Change in working capital
(26.5)
(28.8)
10.7
(55.3)
(17.7)
Taxation paid
(8.9)
(8.6)
(9.1)
(17.5)
(49.9)
Other non-cash items
(27.1)
(23.4)
(10.9)
(50.5)
(43.7)
Dividends paid
-
(39.5)
-
(39.5)
(63.2)
Ordinary shareholders
-
(29.4)
-
(29.4)
(63.2)
Minority shareholders in subsidiaries
-
(10.1)
-
(10.1)
-
Cash utilised in investing activities
(70.5)
(122.1)
(96.0)
(192.6)
(199.0)
Capital expenditure - additions
(86.8)
(118.7)
(96.8)
(205.5)
(171.1)
Capital expenditure - proceeds on disposal
5.9
0.5
4.5
6.4
12.1
Purchase of investments
(3.4)
(3.3)
(9.8)
(6.7)
(47.5)
Proceeds on the disposal of investments
14.2
0.3
7.7
14.5
10.1
Environmental and post-retirement health care payments
(0.4)
(0.9)
(1.6)
(1.3)
(2.6)
Cash flow from financing activities
4.1
6.6
198.2
10.7
189.7
Loans received
2.7
-
-
2.7
-
Loans repaid
-
(11.6)
(14.6)
(11.6)
(27.0)
Minority shareholder's loan received
-
17.1
2.2
17.1
3.9
Shares issued
1.4
1.1
210.6
2.5
212.8
Net cash (outflow)/inflow
(26.0)
(124.4)
197.7
(150.4)
27.2
Translation adjustment
24.0
(7.5)
1.8
16.5
(0.1)
Cash at beginning of period
524.4
656.3
(38.8)
656.3
133.6
Cash at end of period
522.4
524.4
160.7
522.4
160.7

Q2F2005

Hedging / Derivatives
Policy
The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
  to protect cash flows at times of significant expenditure, to protect cash flows at for specific debt servicing requirements, and to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Gold Fields has various currency and interest rate financial instruments - those remaining are described in the schedule. It has been decided not to account for these instruments under the hedge accounting rules of IFRS 39, except for the debt portion of the interest rate swap which has been hedge accounted, and accordingly the positions have been marked to market.
On 7 January 2004, Gold Fields Australia closed out its Australian dollar/United States dollar currency financial instruments. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/A$. These transactions locked in gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions. An amount of US$102.8 million had already been accounted for up until the end of December 2003. In addition, in order that the Group was able to participate in further Australian dollar appreciation, a strip of quarterly maturing Australian dollar/US dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the original structure. The Australian dollar call options resulted in a premium of US$8.3 million. The payment of the premium will match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/A$. However, subsequent to this, on 7 May 2004, the future US dollar values were fixed in Australian dollars to take advantage of the weakened Australian dollar against the US dollar at that time. The original value of the future cash flows was US$107.4 million or A$140.0 million at 0.7670 US$/A$, the rate at the time of the original transaction. The value fixed in Australian dollar amounted to A$147 million, based on the spot rate on 7 May 2004 of 0.7158 US$/A$. The balance of A$107.6 million cash flow is detailed below:
Payment value dates
Future cash flows - A$ `000
31 March 2005 14,694
30 June 2005 14,345
30 September 2005 13,954
30 December 2005 13,606
31 March 2006 13,292
30 June 2006 12,899
29 September 2006 12,561
29 December 2006 12,281
TOTAL 107,632
The call options purchased at a cost of US$8.3 million are detailed below:
US Dollars / Australian Dollars
Year ended 30 June
2005
2006
2007
TOTAL
Australian dollar call options:
Amount (US dollars) -000's 62,500 100,000 75,000 237,500
Average strike price -(US$/A$) 0.7670 0.7670 0.7670 0.7670
The marked to market value of all transactions making up the positions in the above table was a positive US$6.4 million. This was based on an exchange rate of A$/US$ 0.7650. The value was based on the prevailing interest rates and volatilities at the time.
US Dollars / Rand
Year ended 30 June
2005
2006
2007
TOTAL
Forward purchases:
Amount (US Dollars) -000's 30,000 - - 30,000
Average rate -(ZAR/US$)
5.9611 - - 5.9611
The marked to market value of all transactions making up the positions in the above table was a negative R4.1 million (US$0.7 million negative). The value was based on an exchange rate of ZAR/US$5.70 and the prevailing interest rates and volatilities at the time. During the quarter US$30 million was rolled forward to 3 June 2005 at a cost of R24.5 million resulting in an improved rate from 6.6368 to 5.9611 rand to the US dollar.
Interest rate swap
In terms of the Mvela loan, GFI Mining SA pays Mvela Gold interest on R4,139 million at a fixed interest rate, semi-annually. The interest rate was fixed with reference to the five-year ZAR swap rate, at 9.6179% plus a margin of 0.95%. GFI Mining SA simultaneously entered into an interest rate swap agreement converting a fixed interest rate exposure to a floating rate. In terms of the swap, GFI Mining SA is now exposed to the three- month Jibar rate plus a margin of 1.025%. The Jibar rate for the current quarter was fixed at 7.25%. For accounting purposes the Mvela loan was split into a debt component and an equity component and accordingly the net present value of future interest payments (R1,654 million) was classified as debt, while the balance (R2,454 million) was categorised as equity. The marked to market value of the swap at the end of December 2004 was a positive R259 million. Of this R206 million was accounted for in the income statement and the balance of R53 million has been hedge accounted and credited to the debt portion of the loan. As the marked to market at the end of June 2004 was a negative R104 million, this translates into a positive movement of R363 million for the six months to date, of which R76 million has been credited to the debt portion of the loan and the balance of R287 million has been taken to the income statement. Of the R287 million, R147 million was accounted for in the September quarter, leaving a balance of R140 million which was accounted for in the December quarter. In addition, the settlement gain on the swap for the December quarter was R23 million of which R15 million was taken to the income statement and R8 million credited to the debt portion of the loan. A further settlement gain of R22 million has been locked in for the three-month period to March 2005. The settlement gain to date amounts to R54 million. The value was based on the prevailing interest rates and volatilities at the time.

Q2F2005
Total Cash Costs
Gold Institute Industry Standard
SA Operations
International Operations
Ghana
Australia
(All figures are in Rand millions unless
otherwise stated)
Total Mine
Operations
Total
Driefontein
Kloof
Beatrix
Total
Tarkwa
Damang
St Ives
Agnew
Operating costs
(1)
December 2004 2,341.2 1,687.4 625.1 649.4 412.9 653.8 226.4 91.0 261.0 75.4
September 2004 2,335.9 1,663.7 621.9 636.0 405.8 672.2 217.4 96.9 290.1 67.8
Financial year to date 4,677.1 3,351.1 1,247.0 1,285.4 818.7 1,326.0 443.8 187.9 551.1 143.2
Gold in process and December 2004 (23.0) - - - - (23.0) 5.6 (1.2) (31.0) 3.6
inventory change* September 2004 (67.6) - - - - (67.6) (20.6) 5.7 (54.9) 2.2
Financial year to date (90.6) - - - - (90.6) (15.0) 4.5 (85.9) 5.8
Less: Rehabilitation costs December 2004 11.3 9.9 2.8 5.5 1.6 1.4 0.1 0.3 0.4 0.6
September 2004 11.0 9.7 2.8 5.3 1.6 1.3 0.2 0.3 0.4 0.4
Financial year to date 22.3 19.6 5.6 10.8 3.2 2.7 0.3 0.6 0.8 1.0
Production taxes December 2004 7.6 7.6 0.7 4.2 2.7 - - - - -
September 2004 8.4 8.4 2.5 4.7 1.2 - - - - -
Financial year to date 16.0 16.0 3.2 8.9 3.9 - - - - -
General and admin December 2004 82.7 53.1 21.7 18.8 12.6 29.6 14.7 2.9 9.5 2.5
September 2004 84.6 58.4 24.6 21.3 12.5 26.2 9.7 2.9 10.6 3.0
Financial year to date 167.3 111.5 46.3 40.1 25.1 55.8 24.4 5.8 20.1 5.5
Cash operating costs
December 2004 2,216.6 1,616.8 599.9 620.9 396.0 599.8 217.2 86.6 220.1 75.9
September 2004 2,164.3 1,587.2 592.0 604.7 390.5 577.1 186.9 99.4 224.2 66.6
Financial year to date 4,380.9 3,204.0 1,191.9 1,225.6 786.5 1,176.9 404.1 186.0 444.3 142.5
Plus: Production taxes December 2004 7.6 7.6 0.7 4.2 2.7 - - - - -
September 2004 8.4 8.4 2.5 4.7 1.2 - - - - -
Financial year to date 16.0 16.0 3.2 8.9 3.9 - - - - -
Royalties December 2004 28.9 - - - - 28.9 13.4 5.3 7.0 3.2
September 2004 26.3 - - - - 26.3 9.6 5.3 8.5 2.9
Financial year to date 55.2 - - - - 55.2 23.0 10.6 15.5 6.1
TOTAL CASH COSTS
(2)
December 2004 2,253.1 1,624.4 600.6 625.1 398.7 628.7 230.6 91.9 227.1 79.1
September 2004 2,199.0 1,595.6 594.5 609.4 391.7 603.4 196.5 104.7 232.7 69.5
Financial year to date 4,452.1 3,220.0 1,195.1 1,234.5 790.4 1,232.1 427.1 196.6 459.8 148.6
Plus: Amortisation* December 2004 343.8 173.3 58.4 92.3 22.6 170.5 62.3 9.2 99.0
September 2004 325.1 167.0 58.4 87.0 21.6 158.1 42.7 10.2 105.2
Financial year to date 668.9 340.3 116.8 179.3 44.2 328.6 105.0 19.4 204.2
Rehabilitation December 2004 11.3 9.9 2.8 5.5 1.6 1.4 0.1 0.3 1.0
September 2004 11.0 9.7 2.8 5.3 1.6 1.3 0.2 0.3 0.8
Financial year to date 22.3 19.6 5.6 10.8 3.2 2.7 0.3 0.6 1.8
TOTAL PRODUCTION COSTS
(3)
December 2004 2,608.2 1,807.6 661.8 722.9 422.9 800.6 293.0 101.4 406.2
September 2004 2,535.1 1,772.3 655.7 701.7 414.9 762.8 239.4 115.2 408.2
Financial year to date 5,143.3 3,579.9 1,317.5 1,424.6 837.8 1,563.4 532.4 216.6 814.4
Gold sold - thousand ounces
December 2004 1,115.8 725.9 287.7 280.6 157.6 389.9 167.6 66.5 106.6 49.0
September 2004 1,062.9 700.2 283.5 266.6 150.1 362.7 124.8 69.1 123.2 45.7
Financial year to date 2,178.7 1,426.1 571.2 547.2 307.7 752.6 292.7 135.5 229.8 94.7
TOTAL CASH COSTS
December 2004 330 366 341 364 413 263 224 226 348 264
- US$/oz
September 2004 325 358 330 359 410 262 248 238 297 239
Financial year to date 327 362 335 362 412 262 234 232 321 252
TOTAL PRODUCTION COSTS
December 2004 382 407 376 421 439 335 285 249 427
- US$/oz
September
2004 375 398 364 414 435 331 302 262 380
Financial year to date 378 402 370 417 436 333 292 256 402
DEFINITIONS
Total cash costs and Total production costs are calculated in accordance with the Gold Institute industry standard.
(1)
Operating costs - All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
(2)
Total cash costs - Operating costs less off-mine costs, including general and administration costs, as detailed in the table above.
(3)
Total production costs - Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold in process change.
Average exchange rates are US$1 = R6.12 and US$1 = R6.36 for the December 2004 and September 2004 quarters respectively.

Q2F2005

Operating and Financial Results
SA Operations
SA Rand
Total Mine
Operations
Total
Driefontein
Kloof
Beatrix
Operating Results
Ore milled/treated (000 tons)
December 2004
11,823
4,013
1,647
1,275
1,091
September
2004
11,043
3,979
1,544
1,259
1,176
Financial year to date
22,866
7,992
3,191
2,534
2,267
Yield (grams per ton)
December 2004
2.9
5.6
5.4
6.8
4.5
September
2004
3.0
5.5
5.7
6.6
4.0
Financial year to date
3.0
5.6
5.6
6.7
4.2
Gold produced (kilograms)
December 2004
34,705
22,577
8,949
8,727
4,901
September
2004
33,060
21,779
8,818
8,293
4,668
Financial year to date
67,765
44,356
17,767
17,020
9,569
Gold sold (kilograms)
December 2004
34,705
22,577
8,949
8,727
4,901
September
2004
33,060
21,779
8,818
8,293
4,668
Financial year to date
67,765
44,356
17,767
17,020
9,569
Gold price received (Rand per kilogram)
December 2004
84,872
84,657
84,926
84,531
84,391
September
2004
81,815
81,914
81,731
81,744
82,562
Financial year to date
83,381
83,310
83,340
83,173
83,499
Total cash costs (Rand per kilogram)
December 2004
64,921
71,949
67,114
71,628
81,351
September
2004
66,516
73,263
67,419
73,484
83,912
Financial year to date
65,700
72,594
67,265
72,532
82,600
Total production costs (Rand per kilogram)
December 2004
75,153
80,064
73,952
82,835
86,289
September
2004
76,682
81,377
74,359
84,614
88,882
Financial year to date
75,899
80,708
74,154
83,702
87,554
Operating costs (Rand per ton)
December 2004
198
420
380
509
378
September
2004
212
418
403
505
345
Financial year to date
205
419
391
507
361
Financial Results (Rand million)
Revenue
December 2004
2,945.5
1,911.3
760.0
737.7
413.6
September
2004
2,704.8
1,784.0
720.7
677.9
385.4
Financial year to date
5,650.3
3,695.3
1,480.7
1,415.6
799.0
Operating costs
December 2004
2,341.2
1,687.4
625.1
649.4
412.9
September
2004
2,335.9
1,663.7
621.9
636.0
405.8
Financial year to date
4,677.1
3,351.1
1,247.0
1,285.4
818.7
Gold inventory change
December 2004
(32.5)
-
-
-
-
September
2004
(87.1)
-
-
-
-
Financial year to date
(119.6)
-
-
-
-
Operating profit
December 2004
636.8
223.9
134.9
88.3
0.7
September
2004
456.0
120.3
98.8
41.9
(20.4)
Financial year to date
1,092.8
344.2
233.7
130.2
(19.7)
Amortisation of mining assets
December 2004
353.3
173.3
58.4
92.3
22.6
September
2004
344.6
167.0
58.4
87.0
21.6
Financial year to date
697.9
340.3
116.8
179.3
44.2
Net operating profit
December 2004
283.5
50.6
76.5
(4.0)
(21.9)
September
2004
111.4
(46.7)
40.4
(45.1)
(42.0)
Financial year to date
394.9
3.9
116.9
(49.1)
(63.9)
Other income/(expenses)
December 2004
105.4
72.4
24.4
28.4
19.6
September
2004
88.6
81.2
26.4
29.3
25.5
Financial year to date
194.0
153.6
50.8
57.7
45.1
Profit before taxation
December 2004
388.9
123.0
100.9
24.4
(2.3)
September
2004
200.0
34.5
66.8
(15.8)
(16.5)
Financial year to date
588.9
157.5
167.7
8.6
(18.8)
Mining and income taxation
December 2004
125.5
11.8
10.9
1.4
(0.5)
September 2004
66.6
(5.0)
16.9
(15.7)
(6.2)
Financial year to date
192.1
6.8
27.8
(14.3)
(6.7)
-
Normal taxation
December 2004
60.3
-
-
-
-
September
2004
37.3
-
-
-
-
Financial year to date
97.6
-
-
-
-
-
Deferred taxation
December 2004
65.2
11.8
10.9
1.4
(0.5)
September
2004
29.3
(5.0)
16.9
(15.7)
(6.2)
Financial year to date
94.5
6.8
27.8
(14.3)
(6.7)
Net profit
December 2004
263.4
111.2
90.0
23.0
(1.8)
September 2004
133.4
39.5
49.9
(0.1)
(10.3)
Financial year to date
396.8
150.7
139.9
22.9
(12.1)
Capital expenditure (Rand million)
December 2004
499.0
163.1
41.7
63.2
58.2
September 2004
722.1
147.8
30.7
58.5
58.6
Financial year to date
1,221.1
310.9
72.4
121.7
116.8
Planned for next six months to June 2005
897.7
393.3
131.2
100.5
161.6

Q2F2005
Operating and Financial Results
International Operations
Ghana
Australia #
SA Rand
Total
Tarkwa
Damang
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons)
December 2004
7,810
4,919
1,354
1,255
282
September
2004
7,064
4,091
1,342
1,354
277
Financial year to date
14,874
9,010
2,696
2,609
559
Yield (grams per ton)
December 2004
1.6
1.1
1.5
2.6
5.4
September 2004
1.6
0.9
1.6
2.8
5.1
Financial year to date
1.6
1.0
1.6
2.7
5.3
Gold produced (kilograms)
December 2004
12,128
5,221
2,067
3,316
1,524
September
2004
11,281
3,882
2,148
3,831
1,420
Financial year to date
23,409
9,103
4,215
7,147
2,944
Gold sold (kilograms)
December 2004
12,128
5,221
2,067
3,316
1,524
September
2004
11,281
3,882
2,148
3,831
1,420
Financial year to date
23,409
9,103
4,215
7,147
2,944
Gold price received (Rand per kilogram)
December 2004
85,274
\
85,980
85,148
84,620
84,449
September
2004
81,624
81,942
81,564
81,493
81,197
Financial year to date
83,515
84,258
83,321
82,944
82,880
Total cash costs (Rand per kilogram)
December 2004
51,839
44,168
44,461
68,486
51,903
September
2004
53,488
50,618
48,743
60,741
48,944
Financial year to date
52,634
46,919
46,643
64,335
50,476
Total production costs (Rand per kilogram)
December 2004
66,013
56,120
49,057
83,926
September
2004
67,618
61,669
53,631
77,738
Financial year to date
66,786
58,486
51,388
80,706
Operating costs (Rand per ton)
December 2004
84
46
67
208
267
September
2004
95
53
72
214
245
Financial year to date
89
49
70
211
256
Financial Results (Rand million)
Revenue
December
2004
1,034.2
448.9
176.0
280.6
128.7
September
2004
920.8
318.1
175.2
312.2
115.3
Financial year to date
1,955.0
767.0
351.2
592.8
244.0
Operating costs
December 2004
653.8
226.4
91.0
261.0
75.4
September
2004
672.2
217.4
96.9
290.1
67.8
Financial year to date
1,326.0
443.8
187.9
551.1
143.2
Gold inventory change
December 2004
(32.5)
3.7
(1.4)
(39.4)
4.6
September
2004
(87.1)
(20.0)
5.7
(75.9)
3.1
Financial year to date
(119.6)
(16.3)
4.3
(115.3)
7.7
Operating profit
December 2004
412.9
218.8
86.4
59.0
48.7
September
2004
335.7
120.7
72.6
98.0
44.4
Financial year to date
748.6
339.5
159.0
157.0
93.1
Amortisation of mining assets
December 2004
180.0
64.2
9.4
106.4
September 2004
177.6
42.1
10.2
125.3
Financial year to date
357.6
106.3
19.6
231.7
Net operating profit
December 2004
232.9
154.6
77.0
1.3
September
2004
158.1
78.6
62.4
17.1
Financial year to date
391.0
233.2
139.4
18.4
Other income/(expenses)
December 2004
33.0
2.5
0.3
30.2
September 2004
7.4
2.5
0.1
4.8
Financial year to date
40.4
5.0
0.4
35.0
Profit before taxation
December 2004
265.9
157.1
77.3
31.5
September
2004
165.5
81.1
62.5
21.9
Financial year to date
431.4
238.2
139.8
53.4
Mining and income taxation
December 2004
113.7
64.0
33.0
16.7
September 2004
71.6
34.5
22.6
14.5
Financial year to date
185.3
98.5
55.6
31.2
-
Normal taxation
December 2004
60.3
17.1
33.0
10.2
September
2004
37.3
11.3
14.6
11.4
Financial year to date
97.6
28.4
47.6
21.6
-
Deferred taxation
December 2004
53.4
46.9
-
6.5
September
2004
34.3
23.2
8.0
3.1
Financial year to date
87.7
70.1
8.0
9.6
Net profit
December 2004
152.2
93.1
44.3
14.8
September 2004
93.9
46.6
39.9
7.4
Financial year to date
246.1
139.7
84.2
22.2
Capital expenditure (Rand million)
December 2004
335.9
118.4
19.2
148.1
50.2
September 2004
574.3
193.6
10.4
330.3
40.0
Financial year to date
910.2
312.0
29.6
478.4
90.2
Planned for next six months to June 2005
504.4
145.0
29.8
173.2
156.4
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Q2F2005

Operating and Financial Results
SA Operations
US Dollars
Total Mine
Operations
Total
Driefontein
Kloof
Beatrix
Operating Results
Ore milled/treated (000 tons)
December 2004
11,823
4,013
1,647
1,275
1,091
September
2004
11,043
3,979
1,544
1,259
1,176
Financial year to date
22,866
7,992
3,191
2,534
2,267
Yield (ounces per ton)
December 2004
0.094
0.181
0.175
0.220
0.144
September 2004
0.096
0.176
0.184
0.212
0.128
Financial year to date
0.095
0.178
0.179
0.216
0.136
Gold produced (000 ounces)
December 2004
1,115.8
725.9
287.7
280.6
157.6
September
2004
1,062.9
700.2
283.5
266.6
150.1
Financial year to date
2,178.7
1,426.1
571.2
547.2
307.7
Gold sold (000 ounces)
December 2004
1,115.8
725.9
287.7
280.6
157.6
September
2004
1,062.9
700.2
283.5
266.6
150.1
Financial year to date
2,178.7
1,426.1
571.2
547.2
307.7
Gold price received (dollars per ounce)
December 2004
431
430
432
430
429
September
2004
400
401
400
400
403
Financial year to date
416
415
415
415
416
Total cash costs (dollars per ounce)
December 2004
330
366
341
364
413
September
2004
325
358
330
359
410
Financial year to date
327
362
335
362
412
Total production costs (dollars per ounce)
December 2004
382
407
376
421
439
September
2004
375
398
364
414
435
Financial year to date
378
402
370
417
436
Operating costs (dollars per ton)
December 2004
32
69
62
83
62
September
2004
33
66
63
79
54
Financial year to date
33
67
63
81
58
Financial Results ($ million)
Revenue
December
2004
480.2
311.7
124.0
120.3
67.4
September
2004
425.3
280.5
113.3
106.6
60.6
Financial year to date
905.5
592.2
237.3
226.9
128.0
Operating costs
December 2004
382.2
275.4
102.1
106.0
67.4
September
2004
367.3
261.6
97.8
100.0
63.8
Financial year to date
749.5
537.0
199.8
206.0
131.2
Gold inventory change
December 2004
(5.5)
-
-
-
-
September
2004
(13.7)
-
-
-
-
Financial year to date
(19.2)
-
-
-
-
Operating profit
December 2004
103.5
36.2
21.9
14.3
0.1
September
2004
71.7
18.9
15.5
6.6
(3.2)
Financial year to date
175.2
55.2
37.5
20.9
(3.2)
Amortisation of mining assets
December 2004
57.7
28.3
9.5
15.1
3.7
September 2004
54.2
26.3
9.2
13.7
3.4
Financial year to date
111.8
54.5
18.7
7.1
Net operating profit
December 2004
45.8
8.0
12.4
(0.8)
(3.6)
September
2004
17.5
(7.3)
6.4
(7.1)
(6.6)
Financial year to date
63.3
0.6
18.7
(7.9)
(10.2)
Other income/(expenses)
December 2004
17.2
11.8
4.0
4.6
3.2
September 2004
13.9
12.8
4.2
4.6
4.0
Financial year to date
31.1
24.6
8.1
9.2
7.2
Profit before taxation
December 2004
62.9
19.8
16.4
3.9
(0.4)
September
2004
31.4
5.4
10.5
(2.5)
(2.6)
Financial year to date
94.4
25.2
26.9
1.4
(3.0)
Mining and income taxation
December 2004
20.3
1.9
1.8
0.2
(0.1)
September
2004
10.5
(0.8)
2.7
(2.5)
(1.0)
Financial year to date
30.8
1.1
4.5
(2.3)
(1.1)
-
Normal taxation
December 2004
9.8
-
-
-
-
September
2004
5.9
-
-
-
-
Financial year to date
15.6
-
-
-
-
-
Deferred taxation
December 2004
10.5
1.9
1.8
0.2
(0.1)
September
2004
4.6
(0.8)
2.7
(2.5)
(1.0)
Financial year to date
15.1
1.1
4.5
(2.3)
(1.1)
Net profit
December 2004
42.6
17.9
14.6
3.7
(0.3)
September 2004
21.0
6.2
7.8
-
(1.6)
Financial year to date
63.6
24.2
22.4
3.7
(1.9)
Capital expenditure ($ million)
December 2004
82.2
26.6
6.8
10.3
9.5
September 2004
113.5
23.2
4.8
9.2
9.2
Financial year to date
195.7
49.8
11.6
19.5
18.7
Planned for next six months to June 2005
157.5
69.0
23.0
17.6
28.4
Average exchange rates are US$1 = R6.12 and US$1 = R6.36 for the December 2004 and September 2004 quarters respectively.
Figures may not add as they are rounded independently.

Q2F2005
Operating and Financial Results
International Operations
Australian Dollars
Ghana
Australia #
Australia #
US Dollars
Total
Tarkwa
Damang
St Ives
Agnew
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons) December 2004 7,810            4,919 1,354 1,255 282 1,255             282
September 2004 7,064            4,091 1,342 1,354 277 1,354             277
Financial year to date 14,874            9,010 2,696 2,609 559 2,609              559
Yield (ounces per ton) December 2004 0.050            0.034            0.049           0.085 0.174 0.085           0.174
September 2004 0.051            0.031            0.051           0.091 0.165 0.091           0.165
Financial year to date 0.051            0.032            0.050           0.088 0.169 0.088           0.169
Gold produced (000 ounces) December 2004 389.9            167.9              66.5 106.6 49.0 106.6             49.0
September 2004 362.7            124.8              69.1 123.2 45.7 123.2             45.7
Financial year to date 752.6            292.7 135.5 229.8 94.7 229.8             94.7
Gold sold (000 ounces) December 2004 389.9            167.9              66.5 106.6 49.0 106.6             49.0
September 2004 362.7            124.8              69.1 123.2 45.7 123.2             45.7
Financial year to date 752.6            292.7 135.5 229.8 94.7 229.8             94.7
Gold price received (dollars per ounce) December 2004 433               437               433             430 429 572              571
September 2004 399               401               399             399 397 563              561
Financial year to date 416               420               415             413 413 567              567
Total cash costs (dollars per ounce) December 2004 263               224               226             348 264 463              351
September 2004 262               248               238             297 239 420              338
Financial year to date 262               234               232             321 252 440             345
Total production costs (dollars per ounce) December 2004 335               285 249                   427 567
September 2004 331               302 262                   380 537
Financial year to date 333               292 256                   402 552
Operating costs (dollars per ton) December 2004 14 8               11               34 44 45               58
September 2004 15 8               11               34 38 48               54
Financial year to date 14 8               11               34 41 46               56
Financial Results ($ million)
Revenue December 2004 168.5               72.9            28.7             45.9 21.0 60.9             28.0
September 2004 144.8               50.0            27.5             49.1 18.1 69.4             25.6
Financial year to date 313.3             122.9            56.3             95.0 39.1 130.3             53.6
Operating costs December 2004 106.8               36.9           14.9              42.7 12.3 56.7             16.4
September 2004 105.7               34.2           15.2              45.6 10.7 64.5              15.1
Financial year to date 212.5               71.1           30.1              88.3 22.9 121.1              31.5
Gold inventory change December 2004 (5.5)                0.5 (0.2) (6.5) 0.7 (8.5) 1.0
September 2004 (13.7)              (3.1)              0.9 (11.9) 0.5 (16.9)              0.7
Financial year to date (19.2)              (2.6)              0.7 (18.5) 1.2 (25.3)              1.7
Operating profit
December 2004 67.2              35.4              14.1              9.8            7.9 12.7             10.6
September 2004 52.8              19.0 11.4 15.4 7.0 21.8              9.9
Financial year to date 120.0              54.4              25.5            25.2 14.9 34.5             20.5
Amortisation of mining assets December 2004 29.4              10.4               1.5                  17.4 23.1
September 2004 27.9                6.6 1.6                  19.7 27.8
Financial year to date 57.3              17.0                3.1                 37.1 50.9
Net operating profit
December 2004 37.8              25.0 12.5 0.3 0.2
September 2004 24.9              12.4               9.8 2.7 3.8
Financial year to date 62.7              37.4 22.3 2.9 4.0
Other income/(expenses) December 2004 5.3               0.4                   -                    4.9 6.6
September 2004 1.2               0.4                   -                    0.8 1.1
Financial year to date 6.5               0.8 0.1                    5.6 7.7
Profit before taxation
December 2004 43.1             25.4 12.6 5.1 6.9
September 2004 26.0             12.8                9.8 3.4 4.9
Financial year to date 69.1             38.2 22.4 8.6 11.7
Mining and income taxation December 2004 18.4            10.4                 5.4 2.7 3.6
September 2004 11.3              5.4 3.6                    2.3 3.2
Financial year to date 29.7            15.8                 8.9 5.0 6.9
- Normal taxation December 2004 9.8              2.8 5.3                   1.7 2.2
September 2004 5.9              1.8 2.3                    1.8 2.5
Financial year to date 15.6              4.6 7.6                    3.5 4.7
- Deferred taxation December 2004 8.7              7.6                   -                     1.1 1.4
September 2004 5.4              3.6 1.3                    0.5 0.7
Financial year to date 14.1             11.2                1.3 1.5 2.1
Net profit
December 2004 24.7             15.1                7.2 2.4 3.2
September 2004 14.8              7.3 6.3                    1.2 1.6
Financial year to date 39.4             22.4 13.5 3.6 4.9
Capital expenditure ($ million)
December 2004 55.6             19.6                3.1 24.7 8.2 31.7 10.9
September 2004 90.3             30.4                1.6 51.9 6.3 73.4              8.9
Financial year to date 145.9             50.0                4.7 76.7 14.5 105.1 19.8
Planned for next six months to June 2005 88.5 25.4 5.2 30.4 27.4 39.7 35.9
Average exchange rates are US$1 = R6.12 and US$1 = R6.36 for the December 2004 and September 2004 quarters respectively. The Australian exchange rates were A$4.60 and A$4.50 for the December 2004 and September 2004 quarters respectively.
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Figures may not add as they are rounded independently.

Q2F2005

Underground and Surface
S A R a n d a n d M e t r i c U n i t s
SA Operations
International
Ghana
Australia
Operating Results
Total Mine
Operations
Total
Driefontein
Kloof
Beatrix
Total
Tarkwa
Damang
St Ives
Agnew
Ore milled / treated (000 ton)
- underground
December 2004
3,569
2,891
952
923
1,016
678
-
-
538
140
September
2004
3,486
2,869
950
890
1,029
617
-
-
484
133
Financial year to date
7,055
5,760
1,902
1,813
2,045
1,295
-
-
1,022
273
- surface
December 2004
8,254
1,122
695
352
75
7,132
4,919
1,354
717
142
September 2004
7,557
1,110
594
369
147
6,447
4,091
1,342
870
144
Financial year to date
15,811
2,232
1,289
721
222
13,579
9,010
2,696
1,587
286
- total
December 2004
11,823
4,013
1,647
1,275
1,091
7,810
4,919
1,354
1,255
282
September 2004
11,043
3,979
1,544
1,259
1,176
7,064
4,091
1,342
1,354
277
Financial year to date
22,866
7,992
3,191
2,534
2,267
14,874
9,010
2,696
2,609
559
Yield (grams per ton)
- underground
December 2004
7.0
7.2
8.1
9.2
4.7
5.8
-
-
4.9
9.6
September
2004
6.9
7.1
8.1
9.1
4.4
6.2
-
-
5.4
9.4
Financial year to date
7.0
7.2
8.1
9.1
4.6
6.0
-
-
5.1
9.5
- surface
December 2004
1.2
1.5
1.8
0.7
1.3
1.1
1.1
1.5
1.0
1.2
September
2004
1.2
1.3
1.8
0.6
0.8
1.2
0.9
1.6
1.4
1.2
Financial year to date
1.2
1.4
1.8
0.7
0.9
1.1
1.0
1.6
1.2
1.2
- combined
December 2004
2.9
5.6
5.4
6.8
4.5
1.6
1.1
1.5
2.6
5.4
September 2004
3.0
5.5
5.7
6.6
4.0
1.6
0.9
1.6
2.8
5.1
Financial year to date
3.0
5.6
5.6
6.7
4.2
1.6
1.0
1.6
2.7
5.3
Gold produced (kilograms)
- underground
December 2004
24,910
20,946
7,665
8,475
4,806
3,964
-
-
2,617
1,347
September
2004
24,212
20,371
7,741
8,076
4,554
3,841
-
-
2,595
1,246
Financial year to date
49,122
41,317
15,406
16,551
9,360
7,805
-
-
5,212
2,593
- surface
December 2004
9,795
1,631
1,284
252
95
8,164
5,221
2,067
699
177
September
2004
8,848
1,408
1,077
217
114
7,440
3,882
2,148
1,236
174
Financial year to date
18,643
3,039
2,361
469
209
15,604
9,103
4,215
1,935
351
- total
December 2004
34,705
22,577
8,949
8,727
4,901
12,128
5,221
2,067
3,316
1,524
September 2004
33,060
21,779
8,818
8,293
4,668
11,281
3,882
2,148
3,831
1,420
Financial year to date
67,765
44,356
17,767
17,020
9,569
23,409
9,103
4,215
7,147
2,944
Operating costs (Rand per ton)
- underground
December 2004
517
557
602
678
404
349
-
-
339
386
September
2004
524
557
618
687
389
369
-
-
361
397
Financial year to date
521
557
610
683
396
358
-
-
350
391
- surface
December 2004
60
69
75
66
36
59
46
67
110
151
September
2004
67
58
58
66
39
69
53
72
132
104
Financial year to date
64
64
67
66
38
63
49
70
122
127
- total
December 2004
198
420
380
509
378
84
46
67
208
267
September 2004
212
418
403
505
345
95
53
72
214
245
Financial year to date
205
70
391
507
361
89
49

Q2F2005
Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres
Driefontein
December 2004
quarter
September 2004
quarter
Year to date
F2005
Reef
Carbon
Leader
Main
VCR
Carbon
Leader
Main
VCR
Carbon
Leader
Main
VCR
Advanced (m) 4,938 413 1,357 5,310 554 1,647 10,248 967 3,004
Advanced on reef (m) 576 59 93 590 154 170 1,166 213 263
Sampled (m) 519             108              150             549               99             132 1,068             207             282
Channel width (cm) 108               42                31               88               35                52               98               39               41
Average value - (g/t) 15.2 13.8 37.0 22.0 14.0 41.6 18.4 13.8 39.8
- ( cm.g/t) *1,645 580 **1,152 1,936 484 2,160 1,795 534 1,624
Kloof
December 2004
quarter
September 2004
quarter
Year to date
F2005
Reef
Kloof
Main
VCR
Kloof
Main
VCR
Kloof
Main
VCR
Advanced (m) 25           1,628          7,468 56          2,302           6,969 81          3,390         14,437
Advanced on reef (m) 5 190 1,344 46 365 1,256 51 555 2,600
Sampled (m) 5 194 1,191 44 363 1,125 49 557 2,316
Channel width (cm) 14                71                91            126               98                92             115               89                91
Average value - (g/t) 30.2 10.3 21.2 6.3 8.2 19.3 6.6 8.8 20.2
- ( cm.g/t) 423 730 1,921 790 801 1,777 753 776 1,851
Beatrix
December 2004
quarter
September 2004
quarter
Year to date
F2005
Reef
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Advanced (m) 7,703                    1,747                    8,286                    1,678 15,989                    3,425
Advanced on reef (m) 1,542 417 2,028 426 3,570 843
Sampled (m) 1,332 432 1,758 429 3.090 861
Channel width (cm) 87 118 80 109 83 114
Average value - (g/t) 13.7 9.3 11.2 13.5 12.4 11.3
- ( cm.g/t) 1,200 1,103 895 1,472 1,026 1,287
*Carbon Leader: The lower value experienced is due to the development of lower grade carbon leader reef at 5 shaft on the 48-19 raise and on the east side of the `O' line, and at 1 shaft with lower values on the 40-19 line and in 36-24 line where the reef is not fully exposed because of the width of reef band.
**VCR:
The lower value experienced is the combined effect of anticipated lower grade VCR exposed and sampled in the synclinal axis area of 5 shaft, and minimal high grade development in the 4 shaft pillar where focus switched to waste cutting to overcome geological disturbances. Values should improve in the March quarter.

Q2F2005

Administration and corporate information
Corporate Secretary
Cain Farrel
Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za
Registered offices
Johannesburg
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg 2193
Postnet Suite 252
Private Bag x 30500
Houghton 2041
Tel: (+27)(11) 644-2400
Fax: (+27)(11) 484-0626
London
St James 's Corporate Services Limited
6 St James 's Place
London SW1A 1NP
United Kingdom
Telephone:(+44)(20) 7499 3916
Facsimile:(+44)(20) 7491 1989
American Depository Receipts Transfer Agent
Bank of New York
Shareholder Relations
P O Box 11258
New York,
NY20286 -1258
US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN - ZAE 000028123
Investor relations
South Africa
Willie Jacobsz
Telephone: (+27)(11)644 2460
Facsimile: (+27)(11)484 0639
e-mail: williej@goldfields.co.za
Nerina Bodasing
Telephone: (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za
North America
Cheryl A Martin
Telephone: (+1)(303) 796 8683
Facsimile: (+1)(303) 796 8293
e-mail: camartin@gfexpl.com
Transfer Secretaries
South Africa
Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Telephone: (+27)(11) 370 5000
Facsimile: (+27)(11) 370 5271
United Kingdom
Capital Registrars Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20) 8658 3430
Website
http:// www.goldfields. co.za
http://www.gold-fields.com
Disclaimer
In the United States, Gold Fields Limited ("Gold Fields") has filed a Solicitation/Recommendation Statement with the Securities and Exchange Commission (the "SEC") on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.
Forward Looking Statements
Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.
Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; labour disruptions; changes in government regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and other macro-economic factors; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.
The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code:
GFI
Issuer code:
GOGOF
ISIN: ZAE 000018123
Directors
C M T Thompson (Chairman)
A J Wright (Deputy Chairman)
I D Cockerill * (Chief Executive Officer)
N J Holland * (Chief Financial Officer)
G J Gerwel
J M McMahon *
G R Parker
#
R L Pennant-Rea *
P J Ryan
T M G Sexwale
B R van Rooyen
C I von Christierson
Canadian
* British
#
USA

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 31 January 2005
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:   Senior Vice President: Investor
Relations and Corporate Affairs